SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2024
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2024 to 03/31/2024	7
01/01/2023 to 03/31/2023	8
Statement of Value Added	9
Consolidated Financial Statements
Balance Sheet – Assets	10
Balance Sheet - Liabilities	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders’ Equity
01/01/2024 to 03/31/2024	15
01/01/2023 to 03/31/2023	16
Statement of Value Added	17
Notes to the financial information	18
Reports and Statements
Unqualified Independent Auditors’ Review Report	63
Officers Statement on the Financial Statements	65
Officers Statement on Auditor’s Report	66

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Company Information / Capital Breakdown

Number of Shares (Units)	Current Period 3/31/2024
Paid-in Capital
Common	1,326,093,947
Preferred	0
Total	1,326,093,947
Treasury Shares
Common	0
Preferred	0
Total	0

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Financial Statements / Statement of Income
(R$ thousand)

Code	Description	Year to date 01/01/2024 to 03/31/2024	YTD previous year 01/01/2023 to 03/31/2023
3.01	Revenues from sale of goods and rendering of services	4,207,784	4,470,067
3.02	Costs from sale of goods and rendering of services	(4,100,294)	(4,090,964)
3.03	Gross profit	107,490	379,103
3.04	Operating (expenses)/income	(549,179)	(778,233)
3.04.01	Selling expenses	(202,888)	(211,489)
3.04.02	General and administrative expenses	(88,030)	(53,904)
3.04.04	Other operating income	80,260	47,947
3.04.05	Other operating expenses	(228,626)	(790,485)
3.04.06	Equity in results of affiliated companies	(109,895)	229,698
3.05	Income before financial income (expenses) and taxes	(441,689)	(399,130)
3.06	Financial income (expenses)	(393,736)	(601,338)
3.06.01	Financial income	253,501	190,324
3.06.02	Financial expenses	(647,237)	(791,662)
3.06.02.01	Net exchange differences over financial instruments	(2,581)	(86,932)
3.06.02.02	Financial expenses	(644,656)	(704,730)
3.07	Income before income taxes	(835,425)	(1,000,468)
3.08	Income tax and social contribution	245,724	74,072
3.08.01	Current	-	(13,988)
3.08.02	Deferred	245,724	88,060
3.09	Net income from continued operations	(589,701)	(926,396)
3.11	Net income for the year	(589,701)	(926,396)
3.99	Earnings per share – (Reais / Share)	-	-
3.99.01	Basic earnings per share	-	-
3.99.01.01	Common shares	(0.44469)	(0.69859)
3.99.02	Diluted earnings per share	-	-
3.99.02.01	Common shares	(0.44469)	(0.69859)

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

Code	Description	Year to date 01/01/2024 to 03/31/2024	YTD previous year 01/01/2023 to 03/31/2023
6.01	Net cash from operating activities	(1,259,738)	(1,577,532)
6.01.01	Cash from operations	(316,128)	(234,210)
6.01.01.01	Net income for the period	(589,701)	(926,396)
6.01.01.02	Financial charges in borrowing and financing raised	408,400	363,806
6.01.01.03	Financial charges in borrowing and financing granted	(53,154)	(57,781)
6.01.01.04	Depreciation, amortization and depletion	318,710	274,393
6.01.01.05	Equity in results of affiliated companies	(109,895)	(229,698)
6.01.01.06	Deferred taxes assets	(245,724)	(88,060)
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	1,030	23,328
6.01.01.08	Monetary and exchange variations, net	15,564	494,770
6.01.01.10	Charges on lease liabilities	144	296
6.01.01.11	Write-off of property, plant and equipment right of use and Intangible assets	2,216	(1,902)
6.01.01.13	Provision for environmental liabilities and decommissioning of assets	(3,641)	3,501
6.01.01.16	Updated shares – Fair value through profit or loss	(57,830)	(109,086)
6.01.01.17	Accrued/(reversal) for consumption and services	(18,670)	24,907
6.01.01.20	Other provisions	16,423	(6,288)
6.01.02	Changes in assets and liabilities	(943,610)	(1,343,322)
6.01.02.01	Trade receivables - third parties	(153,429)	41,982
6.01.02.02	Trade receivables - related party	(76,007)	248,824
6.01.02.03	Inventory	(464,372)	726,666
6.01.02.04	Receivables - related parties/dividends	(144,088)	81,999
6.01.02.05	Recoverable taxes	(432,000)	(26,875)
6.01.02.06	Judicial deposits	5,887	8,933
6.01.02.07	Receipt/(payment) in derivative transactions	-	15,340
6.01.02.09	Trade payables	25,404	(537,665)
6.01.02.10	Trade payables – Forfaiting and Drawee risk	410,935	(1,759,341)
6.01.02.11	Payroll and related taxes	-	7,288
6.01.02.12	Tax payables	162,679	(18,389)
6.01.02.13	Payables to related parties	11,212	4,153
6.01.02.14	Advances from customers	(52,087)	-
6.01.02.15	Interest paid	(283,024)	(182,536)
6.01.02.16	Interest received	524	802
6.01.02.19	Others	44,756	45,497
6.02	Net cash investment activities	(510,787)	(485,461)
6.02.01	Investments / AFAC / Acquisitions of Shares	(64,000)	-
6.02.02	property	(385,596)	(328,591)
6.02.05	Intercompany loans granted	(61,246)	(123,248)
6.02.11	Intercompany loans received	1,296	1,296
6.02.13	Financial Investments, net of redemption	(1,241)	(34,918)
6.03	Net cash used in financing activities	1,509,961	1,592,139
6.03.01	Borrowings and financing raised	50,000	2,855,087
6.03.02	Transactions cost - Borrowings and financing	-	(78)
6.03.03	Borrowings and financing – related parties	2,487,558	-
6.03.04	Amortization of borrowings and financing	(809,297)	(1,032,913)
6.03.05	Amortization of borrowings and financing - related parties	(215,251)	(227,707)
6.03.06	Dividends and interest on shareholder's equity	(70)	-
6.03.07	Amortization of leases	(2,979)	(2,250)
6.05	Increase (decrease) in cash and cash equivalents	(260,564)	(470,854)
6.05.01	Cash and equivalents at the beginning of the year	2,270,070	2,839,405
6.05.02	Cash and equivalents at the end of the year	2,009,506	2,368,551

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2024 to 03/31/2024
(R$ thousand)

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2023 to 03/31/2023
(R$ thousand)

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Financial Statements / Statement of Value Added
(R$ thousand)

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2024 to 03/31/2024
(R$ thousand)

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2023 to 03/31/2023
(R$ thousand)

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Financial Statements / Statements of Value Added
(R$ thousand)

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS
(In thousands of reais, unless otherwise noted)

1.	DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional (“CSN”, also referred to as “Company” or “Parent company”), is a publicly held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão) and on the New York Stock Exchange (“NYSE”), reporting its information to the Brazilian Securities and Exchange Commission (“CVM”) and to the U.S. Securities and Exchange Commission (“SEC”).

The Group's main operating activities are divided into five 5 segments as follows:

•	Steel:

The Company’s main industrial facility is the Presidente Vargas Steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has commercial operations in the United States and operations in Portugal and Germany in order to gain markets and provide excellent services to final consumers. Its steel is used in home appliances, civil construction, package and automobile industries.

•	Mining:

The production of iron ore is developed in the cities of Congonhas, Belo Vale and Ouro Preto, State of Minas Gerais, by its subsidiary CSN Mineração S.A. (“CSN Mineração”). The Company’s mining activities also include tin exploration in the state of Rondônia by CSN's subsidiary Estanho de Rondônia S.A. (“ERSA”), to supply the needs of the UPV. The surplus of this raw material is sold to subsidiaries and third parties.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore is transported by rail to the Terminal de Carvão e Minérios from the Itaguaí Port (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Itaguai Port, located in the State of Rio de Janeiro and from TECAR to customers around the world. The imports of coal and coke are also carried out through this terminal by provision of services by CSN Mineração to CSN.

As a pioneer in the use of technologies that result in the possibility of stacking the tailings generated in the iron ore production process, the Company, since January 2020, has a complete structure for tailings filtration, allowing the dry stacking of the material. The tailings are disposed of in geotechnically controlled piles in areas exclusively intended for stacking, avoiding the use of dams for this purpose.

As a consequence of these measures, decommissioning of dams is the natural path for processing filtered tailings. All of our mining dams are positively certified and comply with the environmental legislation in force.

•	Cements:

CSN entered the cement market driven by the synergy between this activity and its existing businesses. The cement production unit located next to the UPV facilities, in Volta Redonda/RJ, produces CP-III type cement using slag produced by UPV's own blast furnaces. There is also the exploration of limestone and dolomite at the Arcos/MG unit to meet the needs of the steel industry and the cement factory, as well as the production of clinker at the same unit.

On August 31, 2021, the subsidiary CSN Cimentos S.A. (“CSN Cimentos”) concluded the acquisition of control of Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda., operating in the Northeast region, especially in Paraíba and Pernambuco. On May 1, 2022, Elizabeth Mineração was merged into CSN Cimentos.

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

On September 9, 2021, CSN Cimentos entered into the Agreement for the Sale and Purchase of the Shares in LafargeHolcim (Brasil) S.A., for the acquisition of 100% of the shares issued by LafargeHolcim (Brasil) S.A. (“LafargeHolcim”). On September 6, 2022, the acquisition of all shares issued by LafargeHolcim S.A. was completed, with the corporate name of LafargeHolcim being changed to "CSN Cimentos Brasil S.A.", which became controlled by CSN Cimentos. The Company's main activities are: production, industry and general trade of cement, lime, mortar, minerals and metals in general and complementary products for civil construction, in natura with industrial plants, warehouses and branches across a large part of the national territory.

On August 31, 2023, the Extraordinary General Meeting approved the incorporation of CSN Cimentos by CSN Cimentos Brasil with the consequent transfer of all assets, assets (movable and immovable), rights and obligations, in accordance with the terms of the “Protocol and Justification of the Incorporation of CSN Cimentos S.A. by CSN Cimentos Brasil S.A.”. Thus, CSN Cimentos was extinguished, all its shares were canceled and, in replacement, its shareholders received shares in CSN Cimentos Brasil. All activities carried out by CSN Cimentos are now carried out by CSN Cimentos Brasil. The Valuation Report of CSN Cimentos' equity was prepared on June 30, 2023, being the basis for defining a capital increase in CSN Cimentos Brasil in the amount of R$2,383,276.

•	Logistics:

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A. (“MRS”), which manages the former Southeast Railway System of Rede Ferroviária Federal S.A. (“RFFSA”), Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which holds the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas - stretches from São Luís to Altos, Altos to Fortaleza, Fortaleza to Sousa, Sousa to Recife/Jorge Lins, Recife/Jorge Lins to Salgueiro, Jorge Lins to Propriá, Paula Cavalcante to Cabedelo, Itabaiana to Macau (Mesh I) and TLSA is responsible for the stretches from Eliseu Martins-Trindade, Trindade-Salgueiro, Salgueiro-Missão Velha and Missão Velha-Pecém (Mesh II), under construction.

Ports:

The Company operates in the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S.A., the Container Terminal (“TECON”) and by means of its subsidiary CSN Mineração, the TECAR, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad, and maritime access.

TECON is responsible for the movement and storage of containers, vehicles, steel products, general cargo, among other products, and TECAR performs the operational activities of loading and unloading of solid bulk ships, storage and distribution (road and rail) of coal, coke, petroleum coke, clinker, zinc concentrate, sulfur, iron ore and other bulk, intended for the seaborne market, for our own operation and for different customers.

•	Energy:

Since the energy supply is fundamental in CSN”s production process, the Company has electricity generation assets to mitigate costs, aiming at greater competitiveness.

On June 30, 2022, the Company's subsidiaries, CSN Cimentos and CSN Energia S.A. ("CSN Energia"), completed the acquisition of Santa Ana Energética S.A. (“Santa Ana”), as well as Topázio Energética S.A. ("Topázio") and, indirectly, Brasil Central Energia Ltda. ("BCE"), a subsidiary of Topázio, under the terms of the Share Purchase Agreement entered into on April 8, 2022 with Brookfield Americas Infrastructure (Brazil Power) Fundo de Investimento em Participações Multiestratégia, private equity fund managed by Brookfield Brasil Asset Management Investimentos Ltda. On October 7, 2022, subsidiaries CSN Mineração and CSN Energia S.A. concluded the acquisition of 100% of the shares of Companhia Energética Chapecó – CEC, holder of the grant of Quebra-Queixo Hydroelectric Power Plant (“Chapecó”), as provided for in the Agreement for the Purchase and Sale of Shares and Other Covenants and in the Private Instrument of Assignment of Rights and Obligations entered into on July 1, 2022 and July 25, 2022, respectively.

In July 2022, the Company won the auction held by the State of Rio Grande do Sul, for the sale of 100% of the shares in its possession, 6,381,908 equivalent to 66.23% of the share capital, of Companhia Estadual de Energia Elétrica - CEEE-G, as part of the CEEE Group privatization program, in accordance with State Law 15.298/19.On October 21, 2022, the transaction was completed with payment by the company of the auction winning price. On December 22, 2022, the acquisition of Eletrobras' 32.74% interest in CEEE-G. On November 22, 2023, the post-takeover bid auction was settled, in which CFB acquired 1,271

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

(one thousand two hundred and seventy-one) common shares and 338 (three hundred and thirty-eight) preferred shares issued by CEEE-G, was concluded the Company currently holds 99% of the share capital of CEEE-G.

•	Going Concern:

Management understands that the Company has adequate resources to continue its operations. Accordingly, the Company's interim financial information for the period ended March 31, 2024, have been prepared on a going concern basis.

2.	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

2.a)	Statement of compliance

The parent company and consolidated interim financial information (“interim financial information”) have been prepared and are being presented in accordance with the accounting practices adopted in Brazil issued by the Brazilian Accounting Pronouncements Committee (“CPC”), approved by the Brazilian Securities and Exchange Commission (“CVM”) and by the Brazilian Federal Accounting Council (“CFC”), and in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (“IASB”) and disclose all the relevant information of the interim financial information, and only this information, which corresponds to that used by the Company's management in its activities. The consolidated interim financial information are identified as “Consolidated” and the parent company's individual interim financial information are identified as “Parent Company”.

2.b)	Basis of presentation

The interim financial statements were prepared based on the historical cost and were adjusted to reflect: (i) the fair value measurement of certain financial assets and liabilities (including derivative instruments), as well as pension plan assets; and (ii) impairment losses. When IFRS and CPCs allows the option between cost or another measurement criterion, the cost of acquisition criterion was used.

The preparation of these interim financial statements requires Management to use certain accounting estimates, judgments and assumptions that affect the application of Accounting Polices and the amounts reported on the balance sheet date of assets, liabilities, income, and expenses may differ from actual future results. The assumptions used are based on history and other factors considered relevant and are reviewed by the Company’s management.

The interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - “Interim Financial Reporting” and IAS 34 - “Interim Financial Reporting”, consistently with the standards issued by the CVM. This interim financial information does not include all requirements of annual or full financial statements and, accordingly, should be read in conjunction with the Company’s financial statements for the year ended December 31, 2023.

The new standards adopted for financial years beginning on or after January 1, 2024 are described in Note 2.e.

Therefore, in this interim financial information the following notes are not repeated, either due to redundancy or to the materiality in relation to those already presented in the annual financial statements:

Note 18 - Installment taxes

Note 29 - Employee benefits

Note 30 - Commitments

Note 31 - Insurance

The consolidated financial statements were approved by Board of Directors on May 09, 2024.

2.c)	Functional currency and presentation currency

The accounting records included in the interim financial statements of each of the Company’s subsidiaries are measured using the currency of the principal of the economic environment in which each subsidiary operates (“the functional currency”). The consolidated and parent company interim financial statements are presented in BRL (reais), which is the Company’s functional and reporting currency.

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction or valuation dates, in which the items are remeasured. The balances of the asset and liability accounts are converted using the exchange rate on the balance sheet date. As of March 31, 2024, US$1.00 was equivalent to BRL 4.9962 (BRL 4.8413on December 31, 2023) and €1.00 was equivalent to BRL 5.3979 (BRL 5.3516 on December 31, 2023), according to the rates obtained from Central Bank of Brazil website.

2.d)	Statement of value added

Pursuant to Law 11,638/07, the presentation of the statement of added value is required for all publicly held companies. These statements were prepared in accordance with CPC 09 - Added Value Statement. The IFRS does not require the presentation of this statement and for IFRS purposes is presented as additional information.

2.e)	Adoption of new requirements, standards, amendments and interpretations

The new requirements, standards, amendments and interpretations that came into force for fiscal years starting on January 1, 2024, are:

• Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback;

• Amendments to IAS 1 – Classification of liabilities as "Current" or "Non-Current";

• Amendments to IAS 7 and IFRS 7 – Disclosures on drawn-risk operations.

In relation to the aforementioned changes, the Company did not identify significant impacts that would alter its disclosure in terms of the adoption and interpretation of the rules; with the exception of the amendments to IAS 7 and IFRS 7, as a result of the addition of items 44F and 44H to Technical Pronouncement CPC 03 (R2) – Cash flow statements, which provide greater detail on drawn risk operations (also referred to as "forfaiting" throughout the report, in its note 15.a. Suppliers - Drawn risk.

3.	CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Cash and banks
Brazil	707,038	103,383	25,824	73,819
Abroad	7,242,848	10,797,192	16,259	140,400
	7,949,886	10,900,575	42,083	214,219

Investments
Brazil	5,697,317	4,227,916	1,966,022	2,052,232
Abroad	1,211,162	917,727	1,401	3,619
	6,908,479	5,145,643	1,967,423	2,055,851
	14,858,365	16,046,218	2,009,506	2,270,070

Our investments are basically in private and public securities with yields linked to the variation of Interbank Deposit Certificates (CDI) and repo operations backed by National Treasury Notes, respectively. The Company invests part of the funds through exclusive investment funds which have been consolidated in this interim financial information.

The financial resources available abroad, held in dollars and euros, are invested in private securities, in banks considered by the Administration to be first-rate and are remunerated at pre-fixed rates.

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

4.	FINANCIAL INVESTMENTS

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Investments (1)	41,259	39,800	137,428	139,949	32,745	31,505
Usiminas shares (2)	1,551,033	1,493,204			1,551,033	1,493,204
Bonds (3)			114,912	111,350			114,913	111,350
	1,592,292	1,533,004	252,340	251,299	1,583,778	1,524,709	114,913	111,350

(1)	These are restricted financial investments and linked to a Bank Deposit Certificate (CDB) to guarantee a letter of guarantee from financial institutions and financial investments in Public Securities (LFT - Letras Financeiras do Tesouro) managed by their exclusive funds. As of March 31, 2024, R$123,870 is restricted as collateral for a liability of the subsidiary CSN Cimentos Brasil and its redemption period is undetermined.
(2)	A guarantee (fiduciary alienation) was constituted over a portion of the shares of Usiminas Siderúrgica de Minas Gerais S.A. held by the Company.
(3)	Bonds with banco Fibra maturing in February 2028 (see note 20.a).

5. TRADE RECEIVABLES

		Consolidated		Parent Company
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Trade receivables
Third parties
Domestic market	1,726,575	1,525,773	952,683	872,666
Foreign market	723,986	1,801,677	34,364	31,176
	2,450,561	3,327,450	987,047	903,842
Allowance for doubtful debts	(249,600)	(226,053)	(141,248)	(119,558)
	2,200,961	3,101,397	845,799	784,284
Related parties (note 20 a)	285,821	168,367	1,300,828	1,086,083
	2,486,782	3,269,764	2,146,627	1,870,367

The composition of the gross balance of accounts receivable from third party consumers is shown as follows:

		Consolidated		Parent Company
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Current	2,113,493	2,938,483	827,406	720,879
Past-due up to 30 days	81,106	129,846	8,540	55,754
Past-due up to 180 days	90,000	36,568	54,593	31,248
Past-due over 180 days	165,962	222,553	96,508	95,961
	2,450,561	3,327,450	987,046	903,842

The changes in estimated credit losses are as follows:

		Consolidated		Parent Company
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Opening balance	(226,053)	(232,830)	(119,558)	(122,872)
(Loss)/Reversal estimated	(27,519)	(2,959)	(24,304)	(251)
Recovery and write-offs of receivables	3,972	9,736	2,614	3,565
Closing balance	(249,600)	(226,053)	(141,248)	(119,558)

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

6.	INVENTORIES

		Consolidated		Parent Company
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Finished goods	3,800,705	3,856,491	2,332,038	2,121,712
Work in progress	3,379,087	3,316,396	1,677,846	1,622,987
Raw materials	2,673,221	2,607,079	1,870,289	1,820,109
Storeroom supplies	1,255,782	1,225,963	575,088	566,961
Advances to suppliers	104,472	85,623	90,932	61,119
Provision for losses	(91,561)	(121,871)	(28,977)	(24,304)
	11,121,706	10,969,681	6,517,216	6,168,584

Classified:
Current	9,619,777	9,557,578	6,517,216	6,168,584
Non-current (1)	1,501,929	1,412,103
	11,121,706	10,969,681	6,517,216	6,168,584

(1)	Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed.

The changes in estimated losses on inventories are as follows:

		Consolidated		Parent Company
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Opening balance	(121,871)	(96,493)	(24,304)	(16,124)
Reversal/(Estimated losses) of inventories with low turnover and obsolescence	30,310	(25,378)	(4,673)	(8,180)
Closing balance	(91,561)	(121,871)	(28,977)	(24,304)

7.	RECOVERABLE TAXES

		Consolidated		Parent Company
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
State Value-Added Tax	1,773,830	1,492,575	1,280,985	1,015,444
Brazilian federal contributions (1)	2,727,384	2,729,606	1,766,236	1,592,694
Other taxes	62,100	59,316	61,310	68,391
	4,563,314	4,281,497	3,108,531	2,676,529

Classified:
Current	2,091,628	1,744,074	1,282,740	855,663
Non-current	2,471,686	2,537,423	1,825,791	1,820,866
	4,563,314	4,281,497	3,108,531	2,676,529

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

8.	OTHER CURRENT AND NON-CURRENT ASSETS

Other current and non-current assets are as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Judicial deposits (note 18)			494,511	491,882			204,946	210,833
Derivative financial instruments (note 13.a)	985,998	32,211			9,808	12,122
Dividends receivable	180,917	185,178			579,327	562,938
Prepaid expenses	368,543	416,556	68,569	83,557	262,904	248,472	55,485	64,652
Prepaid expenses	368,543	416,556	28,218	44,027	262,904	248,472	23,779	33,645
Actuarial asset (note 20.a)			40,351	39,530			31,706	31,007
Receivables from related parties	13,596	13,625	3,511,956	3,451,991	366,526	222,467	4,001,732	3,889,118
Loans with related parties (note 20.a)	5,287	5,316	1,719,377	1,659,412	5,287	5,316	2,209,145	2,096,536
Other receivables from related parties (note 20.a)	8,309	8,309	1,792,579	1,792,579	361,239	217,151	1,792,587	1,792,582
Other assets	319,112	279,492	1,263,221	1,283,061	46,357	34,478	1,228,440	1,235,145
Trading securities	5,797	7,198			5,648	7,054
Compulsory loans from Eletrobrás			62,458	62,913			59,688	60,136
Employee debts	84,805	61,332			40,271	27,166
Receivables by indemnity (1)	106,405	106,405	1,167,671	1,173,922			1,167,671	1,173,922
Term of Agreement GSF DFESA (2)	14,264	14,264	13,075	16,642
Advances from Suppliers	20,534	10,158
Others	87,307	80,135	20,017	29,584	438	258	1,081	1,087
	1,868,166	927,062	5,338,257	5,310,491	1,264,922	1,080,477	5,490,603	5,399,748

(1)	In December 2023, R$106,405 was recognized in connection with an income tax dispute abroad. In April 2023, the subsidiary CEEE-G recognized the amount of R$ 37,486, referring to the Taxes and Contributions Amounts (VIC) of the Hydroelectric Plants committed to Physical Guarantee Quota Contracts (CCGFs).In the 3rd quarter of 2022, the uncontroversial amount of R$422,254 was recognized in the same account, as a refund of the amounts overpaid for railroad freight from April 1994 to March 1994 and March 1996 to the company RFFSA, and that after its extinction, the Federal Government became a defendant. Additionally, in 2020, a credit was recognized, which is a net, certain and payable amount, arising from the final and unappealable decision of a court in favor of the Company, due to losses and damages arising from voltage sinking in the energy supply in the periods from January/1991 to June/2002, in the amount of R$ 561,466.
(2)	On February 8, 2022, ANEEL approved the renegotiation of the hydrological risk (GSF - Generation Scaling Factor) of the Dona Francisca HPP, according to Authorizing Resolution No. 11,132. In this sense, the extension of the Plant Concession was granted in 1,485 days, passing the end of the granting of 02/28/2033 to 09/21/2037. Once this stage was overcome, the Term of Agreement signed between CEEE-G and Dona Francisca Energética S.A. became effective - DFESA, a contract that redistributes the risks of the Consortium, with the physical guarantee of the Plant, the hydrological risk and the engineering risk in proportion to the Dona Francisca's participation (85%) and CEEE-G (15%) in the project, see explanatory note no. 1.1.2. In view of this redistribution, DFESA will pay the CEEE-G the amount of R$ 57,056, in 48 installments, to be paid, as of March 2022, with credit updating by 100% of the CDI, already 26 (twenty-six) installments were received.

9.	BASIS OF CONSOLIDATION AND INVESTMENTS

The information related to the activities of jointly controlled subsidiaries, joint operations, associates and other investments did not change in relation to what was disclosed in the Company's financial statements as of December 31, 2023. Therefore, Management decided not to repeat them in the accounting information interim of March 31, 2024.

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

	Equity interests (%)
Companies	03/31/2024	12/31/2023		Core business
Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00		Financial transactions
CSN Inova Ventures	100.00	100.00		Equity interests and Financial transactions
CSN Islands XII Corp.	100.00	100.00		Financial transactions
CSN Steel S.L.U.	100.00	100.00		Equity interests and Financial transactions
TdBB S.A (*)	100.00	100.00		Equity interests
Sepetiba Tecon S.A.	99.99	99.99		Port services
Minérios Nacional S.A.	99.99	99.99		Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99		Reforestation
Estanho de Rondônia S.A.	99.99	99.99		Tin Mining
Companhia Metalúrgica Prada	99.89	99.89		Manufacture of containers and distribution of steel products
CSN Mineração S.A.	79.75	79.75		Mining
CSN Energia S.A.	99.99	99.99		Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	92.71	92.71		Railroad logistics
Nordeste Logística S.A.	99.99	99.99		Port services
CSN Inova Ltd.	100.00	100.00		Advisory and implementation of new development projec
CBSI - Companhia Brasileira de Serviços de Infraestrutura	99.99	99.99		Equity interests and product sales and iron ore
CSN Cimentos Brasil S.A.	99.99	99.99		Manufacturing and sale of cement
Berkeley Participações e Empreendimentos S.A.	100.00	100.00		Electric power generation and equity interests
CSN Inova Soluções S.A.	99.99	99.99		Equity interests
CSN Participações I	99.90	99.99		Equity interests
Circula Mais Serviços de Intermediação Comercial S.A.	0.10	0.01		Commercial intermediation for the purchase and sale of assets and materials in general
CSN Participações III	99.90	99.99		Equity interests
CSN Participações IV	99.90	99.99		Equity interests
CSN Participações V	99.90	99.99		Equity interests

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00		Equity interests and product sales
Lusosider Aços Planos, S. A.	100.00	99.99		Steel and Equity interests
CSN Resources S.A.	100.00	100.00		Financial transactions and Equity interests
Companhia Brasileira de Latas	99.89	99.88		Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.88	99.87		Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.88	99.87		Production and sale of cans and related activities
CSN Productos Siderúrgicos S.L.	100.00	100.00		Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00		Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00		Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L.U.	79.75	79.75		Financial transactions, product sales and Equity interests
CSN Mining GmbH	79.75	79.75		Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	79.75	79.75		Commercial representation
Lusosider Ibérica S.A.	100.00	100.00		Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.	79.75	79.75		Commercial and representation of products
Companhia Siderúrgica Nacional, LLC	100.00	100.00		Import and distribution/resale of products
Elizabeth Cimentos S.A.	99.98	99.98		Manufacturing and sale of cement
Santa Ana Energética S.A.	99.98	99.99		Electric power generation
Topázio Energética S.A.	99.98	99.99		Electric power generation
Brasil Central Energia Ltda.	99.98	99.99		Electric power generation
Circula Mais Serviços de Intermediação Comercial S.A.	99.90	99.99		Commercial intermediation for the purchase and sale of assets and materials in general
Metalgráfica Iguaçu S.A	99.89	99.89		Metal packaging manufacturing
Companhia Energética Chapecó	79.75	79.75		Electric power generation
Companhia Estadual de Geração de Energia Elétrica - CEEE-G	98.98	98.98		Electric power generation
Ventos de Vera Cruz S.A.	98.97	98.97		Electric power generation
Ventos de Curupira S.A	98.97	98.97		Electric power generation
Ventos de Povo Novo S.A.	98.97	98.97		Electric power generation
MAZET - Maschinenbau und Zerspanungstechnik Unterwellwnborn GmbH	100.00	100.00		Production and sale of long steel and related activities
CSN Mining Internacional GmbH	79.75	79.75		Commercial and representation of products
CSN International Steel GmbH (1)	100.00			Commercial and representation of products

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75		Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92		Electric power consortium
Consórcio Itaúba	36.60	36.60	;	Electric power generation
Consórcio Passo Real	46.97	46.97		Electric power generation
Consórcio Dona Francisca	15.00	15.00		Electric power generation
Consórcio Ventos de Curupira	99.99	99.99		Electric power generation

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.75	18.64		Railroad transportation
Aceros Del Orinoco S.A. (*)	31.82	31.82		Dormant company
Transnordestina Logística S.A.	48.03	48.03		Railroad logistics
Equimac S.A	50.00	50.00		Rental of commercial and industrial machinery and equipment
Consórcio Itaúba	63.40	63.40		Electric power generation
Consórcio Passo Real	53.03	53.03		Electric power generation

Indirect interest in joint ventures: equity method
MRS Logística S.A.	14.95	14.86		Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00		Metallurgy and Equity interests
Panatlantica S.A. (2)	29.91			Steel

Indirect interest in affiliates: equity method

Jaguari Energética S.A.	10.50	10.39		Electric power generation
Chapecoense Geração S.A. (3)	9.00	8.91		Electric power generation
Companhia Energética Rio das Antas - Ceran (3)	30.00	29.69		Electric power generation
Ventos do Sul Energia S.A. (3)	10.00	9.90		Electric power generation
Foz Chapecó Energia S.A. (3)	9.00	8.91		Electric power generation

Exclusive funds: full consolidation
Diplic II - Private credit balanced mutual fund	100.00	100.00		Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00		Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00		Investment fund

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

(*) Dormant companies.

(1) On March 7, 2024, CSN International Steel GmbH was incorporated by the Company's direct subsidiary, CSN Steel S.L.U

(2) On January 15, 2024, Panatlântica started to be valued using the equity method on account of the acquisition of 18.61% of the shares at a total price of R$ 150,000,000.00 (one hundred and fifty million reais), with the Company holding 29.91% of Panatlântica's capital. Prior to such acquisition, the Company valued the investment at fair value through the Result.

(3) On February 21, 2024, the Company became the holder of 100% of the shares of the subsidiary CEEE-g (as of December 31, 2023, 99%), and for this reason, there was a small percentage increase in the indirect participation of the companies Companhia Energética Rio das Antas – CERAN, Ventos do Sul Energia S.A., Chapecoense Geração S.A. and Foz Chapecó Energia S.A.

9.a)	Changes in investments in subsidiaries, joint ventures, joint operations, associates and other investments

The positions presented as of March 31, 2024 and the changes refer to the interest held by CSN in these companies:

	Consolidated
Companies	Final balance on 12/31/2023	Capital increase	Write-off	Dividends	Equity Income	Comprehensive income	Others	Amortization	Final balance on 03/31/2024

Investments under the equity method
Joint-venture, Joint-operation and Affiliate
MRS Logistica	2,381,607			(120)	116,530	14,608			2,512,625
Fair Value MRS	480,622								480,622
Fair Value MRS amortization	(93,971)							(2,937)	(96,908)
Transnordestina Logística S.A.	1,160,946				(6,645)				1,154,301
Fair Value -Transnordestina	659,106								659,106
Arvedi Metalfer do Brasil	35,487				1				35,488
Panatântica S.A. (1)		150,000			1,368	24,503	78,737		254,608
Equimac S.A	23,793				457				24,250
Indirect interest in affiliates - CEEE-G (²)	165,891				11,313		10,432		187,636
Fair Value indirect participation CEEE-G	319,709								319,709
Fair Value amortization indirect participation CEEE-G	(23,896)							(4,655)	(28,551)
	5,109,294	150,000		(120)	123,024	39,111	89,169	(7,592)	5,502,886
Other participations
Equity interests evaluated by the cost method (3)	50,093		(2,168)						47,925
Investments at fair value through profit or loss (1) (note 13)	78,737						(78,737)
Other	(947)						2,006		1,059
	127,883		(2,168)				(76,731)		48,984

Total shareholdings	5,237,177	150,000	(2,168)	(120)	123,024	39,111	12,438	(7,592)	5,551,870

Classification of investments in the balance sheet
Equity interests	5,237,177								5,551,870
Investment Property	205,954								205,693
Total investments in the asset	5,443,131								5,757,563

(1) The balance movement refers to the change in the valuation method of the Panatlântica investee due to the acquisitions of the aforementioned shares. As mentioned, the company, which was valued at fair value through results, started to be valued through the equity method.

(2) The balance in others refers mostly to canceled dividends.

(3) These are strategic investments in startups made by the subsidiary CSN Inova Ventures, which are valued using the cost method, in the following companies: Alinea Health Holdings Ltda. I.Systems Aut. Ind., 2D Materials, H2Pro Ltda, 1S1 Energy, Traive INC., OICO Holdingsand Global Dot, the latter acquired on June 5, 2023;

The reconciliation of equity in earnings of companies with shared control classified as joint ventures and associates and the amount presented in the income statement is presented below and results from the elimination of the results of CSN's transactions with these companies:

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

		Consolidated
	03/31/2024	03/31/2023

Result equivalence of affiliate, joint-venture and joint-operation
MRS Logística S.A.	116,530	54,374
Transnordestina	(6,645)	(3,677)
Arvedi Metalfer do Brasil	1	246
Equimac S.A	457	480
Indirect interest in affiliates - CEEE-G	11,313	12,530
Panatlantica	1,368	(26,291)
Fair Value Amortization	(7,592)
	115,432	37,662
Reclassification IAS 28 (1)	(22,120)	(14,018)
Others	8	(2,135)
Equity in results	93,320	21,509

(1) The operating margin of intercompany transactions with group companies classified as joint ventures, which are not consolidated, are reclassified in the Statement of Income from the Investment group to the costs and income tax and social contribution groups.

The changes in the Parent Company's investment are presented below:

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

	Parent Company
Companies	Final balance on 12/31/2023	Capital increase/acquisition of shares	Dividends	Equity Income	Comprehensive income	Others	Final balance on 03/31/2024

Investments under the equity method
Subsidiaries
CSN Steel S.L.U.	4,688,943			60,856	29,145		4,778,944
Sepetiba Tecon S.A.	372,251			2,581			374,832
Minérios Nacional S.A.	143,737			(77)			143,660
Fair Value - Minérios Nacional	2,122,071						2,122,071
Companhia Metalúrgica Prada	321,641			(67,572)			254,069
Goodwill - Companhia Metalúrgica Prada	63,509						63,509
CSN Mineração S.A.	8,532,643			444,978	660,181		9,637,802
CSN Energia S.A.	24,445			(1,525)			22,920
FTL - Ferrovia Transnordestina Logística S.A.	131,031			(13,933)			117,098
Companhia Florestal do Brasil	1,331,941			(26,122)	(11,982)		1,293,837
CBSI - Companhia Brasileira de Serviços de Infraestrutura	37,951			17,087			55,038
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura	15,225						15,225
CSN Cimentos Brasil S.A.	6,555,144			(39,622)			6,515,522
Others	370			(446)			(76)
	24,340,902			376,205	677,344		25,394,451
Joint-venture, Joint-operation and Affiliate
Itá Energética S.A.	193,122		(16,326)	(1,684)			175,112
MRS Logística S.A.	1,191,104		(63)	58,284	7,367		1,256,692
Transnordestina Logística S.A.	1,160,944			(6,645)			1,154,299
Fair Value -Transnordestina	659,106						659,106
Equimac S.A	23,793			457			24,250
Panatântica S.A.		150,000		1,368	24,503	78,737	254,608
Arvedi Metalfer do Brasil	35,488			1			35,489
	3,263,557	150,000	(16,389)	51,781	31,870	78,737	3,559,556
Other participations
Investments at fair value through profit or loss (note 13)	78,737					(78,737)
Profits on subsidiaries' inventories	(20,109)			(23,163)			(43,272)
Other investments	29					1	30
	58,657			(23,163)		(78,736)	(43,242)

Total shareholdings	27,663,116	150,000	(16,389)	404,823	709,214	1	28,910,765

Subsidiaries with unsecured liabilities
CSN Islands VII Corp.	(2,516,395)			(106,059)			(2,622,454)
CSN Inova Ventures	(2,107,852)			(180,099)			(2,287,951)
CSN Islands XII Corp.	(3,286,160)			(209,185)			(3,495,345)
Estanho de Rondônia S.A.	(114,779)	32,000		(19,375)		1	(102,153)
Total subsidiaries with unsecured liabilities	(8,025,186)	32,000		(514,718)		1	(8,507,903)

Equity Income				(109,895)

Classification of investments in the balance sheet
Equity interests	27,663,116						28,910,765
Investment Property	137,761						137,209
Total active investments	27,800,877						29,047,974
Provision for Investments with Unsecured Liabilities (liabilities)	(8,025,186)						(8,507,903)
Total active and passive investments	19,775,691						20,540,071

9.b)	Joint ventures and joint operations financial information

The balance sheet and income statement balances of the companies with shared control are shown below and refer to 100% of the companies’ results:

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

				03/31/2024				12/31/2023
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.49%	48.03%	50.00%	48.75%	37.27%	48.03%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	3,054,347	695,067	14,991	99,098	3,388,052	786,007	13,953	93,712
Advances to suppliers	130,476	36,319	37	182	101,318	6,161	77	409
Other current assets	1,011,756	71,592	13,846	29,327	1,390,540	67,758	16,747	30,517
Total current assets	4,196,579	802,978	28,874	128,607	4,879,910	859,926	30,777	124,638
Non-current Assets
Other non-current assets	554,401	95,076	143	18,072	679,749	97,560	599	18,054
Investments, PP&E and intangible assets	12,937,443	12,268,659	55,687	288,812	12,774,225	12,062,189	48,570	296,818
Total non-current assets	13,491,844	12,363,735	55,830	306,884	13,453,974	12,159,749	49,169	314,872
Total Assets	17,688,423	13,166,713	84,704	435,491	18,333,884	13,019,675	79,946	439,510

Current Liabilities
Borrowings and financing	993,674	186,421	19,099		993,367	167,201	8,552
Lease liabilities	585,520		716		565,002		684
Other current liabilities	1,334,116	68,144	9,313	52,660	2,111,251	80,851	8,310	21,222
Total current liabilities	2,913,310	254,565	29,128	52,660	3,669,620	248,052	17,546	21,222
Non-current Liabilities
Borrowings and financing	5,669,165	8,634,072	4,698		5,879,207	8,481,707	12,734
Lease liabilities	1,516,836				1,665,072		253
Other non-current liabilities	887,440	1,875,224	2,380	23,626	729,736	1,873,232	1,827	22,140
Total non-current liabilities	8,073,441	10,509,296	7,078	23,626	8,274,015	10,354,939	14,814	22,140
Shareholders’ equity	6,701,672	2,402,852	48,498	359,205	6,390,249	2,416,684	47,586	396,148
Total liabilities and shareholders’ equity	17,688,423	13,166,713	84,704	435,491	18,333,884	13,019,675	79,946	439,510

	03/01/2024 to 03/31/2024				01/01/2023 a 03/31/2023
	Joint-Venture			Joint-Operation		Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.49%	48.03%	50.00%	48.75%	37.27%	48.03%	50.00%	48.75%
Statements of Income
Net revenue	1,643,868	557	10,992	45,616	1,245,406	458	8,457	47,816
Cost of sales and services	(837,184)		(6,135)	(29,543)	(777,643)		(4,765)	(20,720)
Gross profit	806,684	557	4,857	16,073	467,763	458	3,692	27,096
Operating (expenses) income	(42,759)	(10,749)	(1,242)	(20,809)	(78,218)	(8,822)	(846)	(20,074)
Financial income (expenses), net	(280,768)	(3,642)	(378)	1,300	(162,344)	710	(594)	1,025
Profit / (loss) for the year	483,157	(13,834)	3,237	(3,436)	227,201	(7,654)	2,252	8,047
Current and deferred income tax and social contribution	(167,297)		(1,299)	17	(81,308)		(317)	(2,851)
Profit / (loss) for the year	315,860	(13,834)	1,938	(3,419)	145,893	(7,654)	1,935	5,196

9.c)	TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

TSA is primarily engaged in the public service operation and development of a railroad network in the Northeast of Brazil, comprising the rail links Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro- Porto de Suape, and Missão Velha-Porto de Pecém (“Malha II”). On December 23, 2022, after extensive negotiations involving ANTT, TCU and the then Ministry of Infrastructure, signed first amendment to the Concession Agreement , which redefined the scope and deadlines for completion of the TLSA sections, notably to provide for the return of the section Salgueiro-Porto de Suape, which results in a project with the current 1,206 km of rail network and completion deadline up to December 2029.

Management relies on resources from its shareholders and third parties to complete the work, which is expected to be available, based on previously conducted agreements and recent discussions between the parties involved. After evaluating this matter, Management concluded that the use of the project’s business continuity accounting basis in the preparation of the interim financial information was considered appropriate.

9.d)	Investment Properties:

The balance of investment properties is shown below:

	Consolidated			Parent Company
	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2023	156,811	49,143	205,954	94,257	43,504	137,761
Cost	156,811	82,737	239,548	94,257	74,392	168,649
Accumulated depreciation		(33,594)	(33,594)		(30,888)	(30,888)
Balance at December 31, 2023	156,811	49,143	205,954	94,257	43,504	137,761
Depreciation (note 24)		(987)	(987)		(552)	(552)
Transfer Between Groups - Fixed Assets and Intangibles	726		726
Balance at March 31, 2024	157,537	48,156	205,693	94,257	42,952	137,209
Cost	157,537	83,285	240,822	94,257	74,392	168,649
Accumulated depreciation		(35,129)	(35,129)		(31,440)	(31,440)
Balance at March 31, 2024	157,537	48,156	205,693	94,257	42,952	137,209

Management's estimate of the fair value of investment properties was made for December 31, 2023.

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

December 31, 2023. The fair value of investment property in the consolidated financial statements on December 31, 2023 is R$2,235,614 (R$2,163,610 on December 31, 2022) and in the parent company R$2,117,924 (R$2,117,924 on December 31, 2022)

The average estimated useful lives for the periods are as follows (in years):

		Consolidated		Parent Company
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Buildings	28	28	29	29

10.	PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress (*)	Right of use (i)	Other (**)	Total
Balance at December 31, 2023	525,307	4,532,319	17,419,522	45,917	4,425,130	674,786	304,477	27,927,458
Cost	525,307	9,110,694	39,597,174	297,916	4,425,130	1,126,977	860,818	55,944,016
Accumulated depreciation		(4,578,375)	(22,177,652)	(251,999)		(452,191)	(556,341)	(28,016,558)
Balance at December 31, 2023	525,307	4,532,319	17,419,522	45,917	4,425,130	674,786	304,477	27,927,458
Effect of foreign exchange differences	763	1,180	2,482	23	1,162	1,282	176	7,068
Acquisitions	1,105		19,373	944	771,316	202	7,609	800,549
Capitalized interest (note 26) (1)					37,680			37,680
Write-offs (note 25) (2)			(10,016)		(1,123)	(855)	(10)	(12,004)
Depreciation (note 24)		(71,675)	(692,141)	(2,752)		(49,096)	(21,202)	(836,866)
Transfers to other asset categories		171,757	840,319	6,245	(1,046,946)		28,625
Transfer between groups - intangible assets and investment property	(726)				(12,834)		(48)	(13,608)
Right of use - Remesurement						100,698		100,698
Others			(1,140)		(12,618)		3	(13,755)
Balance at March 31, 2024	526,449	4,633,581	17,578,399	50,377	4,161,767	727,017	319,630	27,997,220
Cost	526,449	9,291,913	40,467,235	305,226	4,161,767	1,202,646	881,142	56,836,378
Accumulated depreciation		(4,658,332)	(22,888,836)	(254,849)		(475,629)	(561,512)	(28,839,158)
Balance at March 31, 2024	526,449	4,633,581	17,578,399	50,377	4,161,767	727,017	319,630	27,997,220

	Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress (*)	Right of use (i)	Other (**)	Total
Balance at December 31, 2023	25,618	284,330	7,097,152	9,508	814,174	6,067	51,966	8,288,815
Cost	25,618	534,794	16,938,652	101,426	814,174	41,584	171,615	18,627,863
Accumulated depreciation		(250,464)	(9,841,500)	(91,918)		(35,517)	(119,649)	(10,339,048)
Balance at December 31, 2023	25,618	284,330	7,097,152	9,508	814,174	6,067	51,966	8,288,815
Acquisitions			14,003	357	371,235			385,595
Capitalized interest (note 26)					15,104			15,104
Write-offs (note 25)			(2,216)					(2,216)
Depreciation (note 24)		(4,766)	(304,506)	(439)		(2,495)	(2,735)	(314,941)
Transfers to other asset categories		19,106	245,635	455	(266,607)		1,411
Transfer between groups - intangible assets and investment property					(551)			(551)
Right of use - Remesurement						82		82
Others							3	3
Balance at March 31, 2024	25,618	298,670	7,050,068	9,881	933,355	3,654	50,645	8,371,891
Cost	25,618	553,899	17,196,074	102,239	933,355	41,665	173,027	19,025,877
Accumulated depreciation		(255,229)	(10,146,006)	(92,358)		(38,011)	(122,382)	(10,653,986)
Balance at March 31, 2024	25,618	298,670	7,050,068	9,881	933,355	3,654	50,645	8,371,891

(*) Progress in business expansion projects stands out, mainly Expansion of the port in Itaguaí and Casa de Pedra, Itabirito, Tailings recovery from dams, Projects of new integrated cement plants and repair of coke batteries at the Plant President Vargas added capitalized interest in the period.

(**) Refer substantially to: i) in the consolidated table: assets for railway use, such as yards, rails, mines, and sleepers; and ii) in the parent company's table: improvements to third-party assets, vehicles and hardware.

(i)	Right of use

Below are the movements of the right of use:

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2023	512,923	86,057	54,149	21,657	674,786
Cost	629,004	143,926	254,640	99,407	1,126,977
Accumulated depreciation	(116,081)	(57,869)	(200,491)	(77,750)	(452,191)
Balance at December 31, 2023	512,923	86,057	54,149	21,657	674,786
Effect of foreign exchange differences		1,111	59	112	1,282
Addition	202				202
Remesurement	1,611	473	96,432	2,182	100,698
Depreciation	(9,481)	(3,486)	(34,120)	(2,009)	(49,096)
Write-offs			(855)		(855)
Balance at March 31, 2024	505,255	84,155	115,665	21,942	727,017
Cost	630,729	143,430	333,297	99,083	1,206,539
Accumulated depreciation	(125,474)	(59,275)	(217,632)	(77,141)	(479,522)
Balance at March 31, 2024	505,255	84,155	115,665	21,942	727,017

				Parent Company
	Land	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2023	5,110	957		6,067
Cost	37,416	2,477	1,691	41,584
Accumulated depreciation	(32,306)	(1,520)	(1,691)	(35,517)
Balance at December 31, 2023	5,110	957		6,067
Remesurement	82			82
Depreciation	(2,290)	(205)		(2,495)
Balance at March 31, 2024	2,902	752		3,654
Cost	37,497	2,477	1,691	41,665
Accumulated depreciation	(34,595)	(1,725)	(1,691)	(38,011)
Balance at March 31, 2024	2,902	752		3,654

The average estimated useful lives are as follows (in years):

		Consolidated		Parent Company
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Buildings and Infrastructure	34	33	30	30
Machinery, equipment and facilities	18	20	19	23
Furniture and fixtures	11	11	13	13
Others	11	10	10	10

11.   INTANGIBLE ASSETS

	Consolidated							Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Goodwill	Software	Total
Balance at December 31, 2023	4,126,255	85,276	17,708	213,997	6,090,962	2,283	10,536,481		57,882	57,882
Cost	4,675,302	718,929	276,617	217,560	6,431,706	2,283	12,322,397		190,240	190,240
Accumulated amortization	(549,047)	(633,653)	(258,909)	(3,563)	(340,744)		(1,785,916)		(132,358)	(132,358)
Balance at December 31, 2023	4,126,255	85,276	17,708	213,997	6,090,962	2,283	10,536,481		57,882	57,882
Effect of foreign exchange differences		480	21	1,935			2,436
Acquisitions			116				116
Transfer between groups - fixed assets and investment property			44,483		(31,601)		12,882		551	551
Amortization (note 24)		(18,412)	(5,096)	(4)	(35,395)		(58,907)		(3,218)	(3,218)
Balance at March 31, 2024	4,126,255	67,344	57,232	215,928	6,023,966	2,283	10,493,008		55,215	55,215
Cost	4,675,302	724,898	321,244	219,495	6,400,105	2,283	12,343,327	81,169	190,791	271,960
Accumulated amortization	(549,047)	(657,554)	(264,012)	(3,567)	(376,139)		(1,850,319)	(81,169)	(135,576)	(216,745)
Balance at March 31, 2024	4,126,255	67,344	57,232	215,928	6,023,966	2,283	10,493,008		55,215	55,215

(*) Composed mainly of: (i) mining rights whose amortization is based on the volume of production and (ii) Concession agreement for use of water resources in the acquisition of control of the State Electric Power Generation Company, the amortization is carried out for the term of the contract.

The average estimated useful lives are as follows (in years):

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

		Consolidated		Parent Company
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Software	10	10	9	9
Customer relationships	13	13

11.a)	Goodwill impairment test

Goodwill arising from expected future profitability of acquired companies and intangible assets with indefinite useful lives (brands) were allocated to CSN’s cash generating units (CGUs) which represent the lowest level of assets or group of assets of the Company. According to CPC 01(R1)/IAS36, when a CGU has an intangible asset with no defined useful life allocated, the Company must perform an impairment test.

12.	BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures that are recorded at amortized cost are as follows:

				Consolidated	Parent Company
	Current Liabilities		Non-current Liabilities		Current Liabilities		Non-current Liabilities
	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023

Foreign Debt
Floating Rates:
Prepayment	1,698,042	548,230	5,563,102	6,576,696	1,301,275	224,292	673,488	1,805,805
Fixed Rates:
Bonds, Facility, CCE and ACC	2,719,599	2,079,972	18,975,508	17,815,926	1,958,382	1,471,915	749,430	1,123,182
Intercompany					323,490	490,966	9,937,658	7,197,800
Fixed interest in EUR
Intercompany					1,051,418	1,030,571	305,969	303,345
Facility	456,128	327,873	119,448	114,227
	4,873,769	2,956,075	24,658,058	24,506,849	4,634,565	3,217,744	11,666,545	10,430,132

Debt agreements in Brazil
Floating Rate Securities in R$:
BNDES/FINAME/FINEP, Debentures, NCE and CCB	4,218,886	4,745,721	13,226,955	13,265,267	1,833,854	2,395,570	7,735,065	7,738,683
	4,218,886	4,745,721	13,226,955	13,265,267	1,833,854	2,395,570	7,735,065	7,738,683
Total Borrowings and Financing	9,092,655	7,701,796	37,885,013	37,772,116	6,468,419	5,613,314	19,401,610	18,168,815
Transaction Costs and Issue Premiums	(80,732)	(88,429)	(508,629)	(526,408)	(21,561)	(24,850)	(62,393)	(65,974)
Total Borrowings and Financing + Transaction cost	9,011,923	7,613,367	37,376,384	37,245,708	6,446,858	5,588,464	19,339,218	18,102,841

12.a)	Borrowing and amortization, financing, and debentures

The following table shows amortization and funding during the period:

		Consolidated		Parent Company
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Opening balance	44,859,075	40,918,742	23,691,305	21,413,268
New debts	2,175,868	15,753,501	2,537,558	10,018,056
Repayment	(1,803,177)	(9,892,344)	(1,024,549)	(6,985,915)
Payments of charges	(767,807)	(3,428,721)	(283,024)	(1,647,267)
Accrued charges (note 26)	962,176	3,664,313	423,245	1,797,838
Others (1)	962,174	(2,156,416)	441,541	(904,675)
Closing balance	46,388,309	44,859,075	25,786,076	23,691,305

(1)	Including unrealized exchange and monetary variations and funding cost.

The Company raised and amortized borrowings, financing and debentures during 2023, as shown below:

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

				Consolidated
				03/31/2024
Nature	New debts	Maturities	Repayment	Interest payment
Pre-Payment			(91,510)	(119,226)
Bonds, ACC, CCE and Facility	2,125,868	2024 to 2025	(953,916)	(227,998)
BNDES/FINAME/FINEP, Debentures, NCE, Facility and CCB	50,000	2024	(757,751)	(420,583)
	2,175,868		(1,803,177)	(767,807)

12.b)	Maturities of borrowings, financing and debentures presented in current and non-current liabilities

			Consolidated			Parent Company
			03/31/2024			03/31/2024
	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total
Average rate	in Dollar 6.88%in Euro 5.34%	in Real 12.64%		in Dollar 3.42%in Euro 3.41%	in Real 12.99%
2024	2,890,328	3,990,247	6,880,575	2,685,048	1,733,194	4,418,242
2025	3,999,053	1,823,440	5,822,493	3,906,318	1,331,091	5,237,409
2026	2,283,993	2,600,708	4,884,701	557,117	2,049,193	2,606,310
2027	940,285	2,593,699	3,533,984	90,931	2,068,693	2,159,624
2028	7,080,473	1,392,436	8,472,909	2,874,439	1,351,693	4,226,132
2029 to 2031	9,218,563	2,199,652	11,418,215	3,356,944	611,574	3,968,518
After 2032	3,119,132	2,845,659	5,964,791	2,830,313	423,481	3,253,794
	29,531,827	17,445,841	46,977,668	16,301,110	9,568,919	25,870,029

• Covenants

The Company maintains contracts that provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and performance indicators, such as the equity ratio disclosure of its audited interim financial information according to regulatory deadlines or payment of commission for risk assumption, if the indicator of net debt to EBITDA reaches the levels foreseen in those contracts.

To the moment, the Company is compliant with the financial and non-financial obligations (covenants) of its existing contracts.

13.   FINANCIAL INSTRUMENTS

13.a)	Identification and valuation of financial instruments

The Company may operate with several financial instruments, with emphasis on cash and cash equivalents, including financial investments, marketable securities, accounts receivable from customers, accounts payable to suppliers and borrowings and financing. Additionally, we may also operate with derivative financial instruments, such as swap exchange rate swap, swap interest and derivatives with commodities.

Considering the nature of these instruments, their fair value is basically determined by the use of quotations in the capital markets in Brazil and the Mercantile and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in the short term. Considering the terms and characteristics of these instruments, the carrying amounts approximate the fair values.

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

•	Classification of financial instruments

									Consolidated
					03/31/2024				12/31/2023
	Notes	Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3			14,858,365	14,858,365			16,046,218	16,046,218
Short-term investments	4		1,551,033	41,259	1,592,292		1,493,204	39,800	1,533,004
Trade receivables	5			2,486,782	2,486,782			3,269,764	3,269,764
Dividends and interest on equity	8			180,917	180,917			185,178	185,178
Derivative financial instruments	8	699,592	286,406		985,998		32,211		32,211
Trading securities	8		5,797		5,797		7,198		7,198
Loans - related parties	8			5,287	5,287			5,316	5,316
Receivables by indemnity	8			106,405	106,405			106,405	106,405
Total		699,592	1,843,236	17,679,015	20,221,843		1,532,613	19,652,681	21,185,294

Non-current
Investments	4			252,340	252,340			251,299	251,299
Other trade receivables	8			7,522	7,522			10,406	10,406
Eletrobrás compulsory loan	8			62,457	62,457			62,913	62,913
Receivables by indemnity	8			1,167,671	1,167,671			992,577	992,577
Loans - related parties	8			1,719,377	1,719,377			1,659,412	1,659,412
Investments	9		1		1		78,737		78,737
Total			1	3,209,367	3,209,368		78,737	2,976,607	3,055,344

Total Assets		699,592	1,843,237	20,888,382	23,431,211		1,611,350	22,629,288	24,240,638

Liabilities
Current
Borrowings and financing	12			9,092,655	9,092,655			7,701,796	7,701,796
Leases	14			177,758	177,758			137,638	137,638
Trade payables	15			6,956,503	6,956,503			7,739,520	7,739,520
Trade payables -drawee risk	15.a			4,548,516	4,548,516			4,209,434	4,209,434
Dividends and interest on capital	16			80,553	80,553			80,624	80,624
Derivative financial instruments	16					672,280	263,747		936,027
Total				20,855,985	20,855,985	672,280	263,747	19,869,012	20,805,039

Non-current
Borrowings and financing	12			37,885,013	37,885,013			37,772,116	37,772,116
Leases	14			616,014	616,014			596,123	596,123
Trade payables	15			116,397	116,397			31,060	31,060
Derivative financial instruments	16		47,844		47,844		60,468		60,468
Concessions payable	16			73,713	73,713			74,177	74,177
Total			47,844	38,691,137	38,738,981		60,468	38,473,476	38,533,944

Total Liabilities			47,844	59,547,122	59,594,966	672,280	324,215	58,342,488	59,338,983

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

							Parent Company
				03/31/2024			12/31/2023
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3		2,009,506	2,009,506		2,270,070	2,270,070
Short-term investments	4	1,551,033	32,745	1,583,778	1,493,204	31,505	1,524,709
Trade receivables	5		2,146,627	2,146,627		1,870,367	1,870,367
Derivative financial instruments	8	9,808		9,808	12,122		12,122
Dividends and interest on equity	8		579,327	579,327		562,938	562,938
Trading securities	8	5,648		5,648	7,054		7,054
Loans - related parties	8		5,287	5,287		5,316	5,316
Total		1,566,489	4,773,492	6,339,981	1,512,380	4,740,196	6,252,576

Non-current
Investments	4		114,913	114,913		111,350	111,350
Other trade receivables	8		1,003	1,003		1,003	1,003
Eletrobrás compulsory loan	8		59,688	59,688		60,136	60,136
Receivables by indemnity	8		1,167,671	1,167,671		992,577	992,577
Loans - related parties	8		2,209,144	2,209,144		2,096,536	2,096,536
Investments	9	1		1	78,737		78,737
Total		1	3,552,419	3,552,420	78,737	3,261,602	3,340,339
Total Assets		1,566,490	8,325,911	9,892,401	1,591,117	8,001,798	9,592,915

Liabilities
Current
Borrowings and financing	12		6,468,419	6,468,419		5,613,314	5,613,314
Leases	14		4,094	4,094		6,523	6,523
Trade payables	15		3,944,351	3,944,351		3,976,931	3,976,931
Trade payables -drawee risk	15.a		4,390,939	4,390,939		3,980,003	3,980,003
Dividends and interest on capital	16		5,159	5,159		5,230	5,230
Total			14,812,962	14,812,962		13,582,001	13,582,001

Non-current
Borrowings and financing	12		19,401,610	19,401,610		18,168,815	18,168,815
Leases	14		152	152		476	476
Trade payables	15		100,010	100,010		11,184	11,184
Total			19,501,772	19,501,772		18,180,475	18,180,475
Total Liabilities			34,314,734	34,314,734		31,762,476	31,762,476

•	Fair value measurement

The following table shows the financial instruments recorded at fair value by classifying them according to the fair value hierarchy:

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated			03/31/2024			12/31/2023
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial investments	1,551,033		1,551,033	1,493,204		1,493,204
Derivative financial instruments		286,406	286,406	32,211		32,211
Trading securities	5,797		5,797	7,198		7,198
Non-current
Investments	1		1	78,737		78,737
Total Assets	1,556,831		1,843,237	1,611,350		1,611,350

Liabilities
Current
Derivative financial instruments					263,747	263,747
Non-current
Derivative financial instruments		47,844	47,844		60,468	60,468
Total Liabilities		47,844	47,844		324,215	324,215

Level 1 - Data prices are quoted in an active market for items identical to the assets and liabilities being measured.

Level 2 - Consider inputs observable in the market, such as interest rates, exchange rates, etc., but are not prices negotiated in active markets.

Level 3 - There are no assets and liabilities classified as level 3.

13.b)	Financial risk management

The Company uses risk management strategies with guidance on the risks incurred by us. The nature and general position of financial risks are regularly monitored and managed in order to assess results and the financial impact on cash flow. Credit limits and hedge quality of counterparties are also reviewed periodically.

Market risks are hedged when we consider necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

We are exposed to exchange rate, interest rate, market price and liquidity risks.

The Company may manage some of the risks through the use of derivative instruments not associated with any speculative trading or short selling.

•	Exchange rate risk

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company’s functional currency is substantially the Real and is referred to as natural exchange exposure. The net exposure is the result of the offsetting of the natural exchange exposure by the instruments of hedge adopted by CSN.

The consolidated net exposure as of March 31, 2024, is shown below:

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

	03/31/2024	12/31/2023
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in US$’000)
Cash and cash equivalents overseas	1,640,589	2,228,736
Trade receivables	57,588	292,028
Financial investments	15,113	15,597
Borrowings and financing	(5,897,589)	(5,615,893)
Trade payables	(495,710)	(524,622)
Others	(37,026)	(42,474)
Natural Gross Foreign Exchange Exposure (assets - liabilities)	(4,717,035)	(3,646,628)
Cash flow hedge accounting	3,863,589	3,931,879
Exchange rate swap CDI x Dollar	(132,598)	(67,000)
Exchange rate swap Real x Dollar	(115,000)	(115,000)
Net foreign exchange exposure	(1,101,044)	103,251

CSN uses Hedge Accounting strategy, as well as derivative financial instruments to protect future cash flows.

Sensitivity analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for currency volatility, using the exchange rate closing rate as of March 31, 2024, as a reference.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

				03/31/2024
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	4.9962	5.0887	6.2453	7.4943
EUR	5.3979	5.4739	6.7474	8.0969
USD x EUR	1.0804	1.0757	1.3505	1.6206

The effects on the result, considering scenarios 1 and 2, are shown below:

	03/31/2024
Instruments	Notional (million USD)	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Gross exchange position	(4,717)	Dollar	(436)	(5,892)	(11,784)

Cash flow hedge accounting	3,864	Dollar	357	4,826	9,652

Exchange rate swap CDI x Dollar	(133)	Dollar	(12)	(166)	(332)

Exchange rate swap Real x Dollar	(115)	Dollar	(11)	(144)	(287)

Net exchange position	(1,101)	Dollar	(102)	(1,376)	(2,751)

(*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar - devaluation by 1.85% / Real x Euro - devaluation of the real by 1.41% / Euro x Dollar - appreciation of the dollar by 0.44%. Source: Central Bank of Brazil on May 08, 2024

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

•	Interest rate risk

This risk arises from financial investments, borrowings and financing and debentures linked to the fixed and floating interest rates of the CDI, TLP, SOFR, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis table below.

With the modification of the global financial market in recent years and in line with the recommendations of international regulatory bodies, the market began to transition from the Libor rate (London Interbank Offered Rate) to the SOFR (Secured Overnight Financing Rate) as of 2022. On March 31,2024,all contracts were migrated to SOFR, as evidenced in the interest rate sensitivity analysis.

Sensitivity analysis of changes in interest rates

We present below the sensitivity analysis for interest rate risks. The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for interest rate volatility using the closing rate as of March 31, 2024, as a reference.

The interest rates used in the sensitivity analysis and their scenarios are shown below:

			Consolidated
			03/31/2024
Interest	Interest rate	Scenario 1	Scenario 2
CDI	10.65%	13.31%	15.98%
TJLP	6.53%	8.16%	9.80%
IPCA	4.62%	5.78%	6.93%
SOFR 6M	5.22%	6.52%	7.83%
SOFR	5.38%	6.73%	8.07%
EURIBOR 3M	3.89%	4.87%	5.84%
EURIBOR 6M	3.85%	4.81%	5.78%

The effects on balances in reais related to assets and liabilities linked to interest rates, considering scenarios 1 and 2, are shown below:

					Impact on balances on 03/31/2024
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	10.65%	(6,911,695)	2,469,985	(4,914,752)	(5,033,012)	(5,151,273)
TJLP	6.53%		77,766	82,844	84,114	85,383
IPCA	4.62%		7,739	8,097	8,186	8,275
SOFR 6M	5.22%		1,388,944	1,461,416	1,479,534	1,497,652
SOFR	5.38%		455,653	480,168	486,296	492,425
EURIBOR 3M	3.89%		363,658	377,812	381,350	384,889
EURIBOR 6M	3.85%		6,558	6,811	6,874	6,937

(*) The sensitivity analysis is based on the premise of maintaining the market values as of Marchr 31, 2024 as a probable scenario recorded in the company´s assets and liabilities.

•	Market price risk

The Company is also exposed to market risks related to the volatility of commodity and input prices. In line with its risk management policy, risk mitigation strategies involving commodities can be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward transactions, futures, and options.

Below are the instruments for price risk protection, as shown in the following topics:

a) Cash flow hedge accounting - “Platts” index

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The Company had derivative operations for iron ore, contracted by the subsidiary CSN Mineração, with the objective of reducing the volatility of its exposure to the commodity.

In order to better reflect the accounting effects of the Platts hedge strategy in the result, CSN Mineração opted to make the formal designation of the hedge and consequently adopted hedge accounting of the iron ore derivative as a hedge accounting instrument of its highly probable future iron ore sales. With this, the mark-to-market resulting from the volatility of Platts will be temporarily recorded in shareholders' equity and will be taken to the result when the referred sales occur according to the contracted period of assessment, thus allowing the recognition of the volatility of Platts on the sales of iron ore to be recognized at the same moment.

The table below shows the result of the derivative instrument until March 31, 2024:

		03/31/2024			03/31/2024	03/31/2023	03/31/2024	03/31/2023	03/31/2024	03/31/2023
		Appreciation (R$)		Fair value (market)	Other income and expenses (note 26)		Other comprehensive income		Exchange variation (note 27)
Maturity	Notional	Asset position	Liability position	Amounts receivable / (payable)
01/01/2023 to 09/30/2023 (Settled)	Platts					(568,027)		(198,005)		9,773
01/01/2024 to 01/31/2024 (Settled)	Platts				(202,702)				(719)
02/01/2024 to 02/28/2024 (Settled)	Platts				(39,977)				(133)
03/01/2024 to 03/31/2024 (*)	Platts	1,649,233	(1,395,446)	253,787	248,710				5,132
04/01/2024 to 04/30/2024	Platts	1,351,585	(1,050,251)	301,333			295,985		5,349
05/01/2024 to 05/31/2024	Platts	867,453	(668,417)	199,036			194,923		4,113
06/01/2024 to 06/30/2024	Platts	877,120	(664,370)	212,751			208,684		4,067
		4,745,391	(3,778,484)	966,907	6,031	(568,027)	699,592	(198,005)	17,808	9,773

(*) The operation matured on March 31, 2024 and was settled in early April 2024.

The changes in the amounts related to cash flow hedge accounting - Platts index recorded in shareholders' equity on March 31, 2024, are shown as follows:

	12/31/2023	Movement	Realization	03/31/2024
Cash flow hedge accounting – “Platts”	(672,280)	1,377,903	(6,031)	699,592
Income tax and social contribution on cash flow hedge accounting	228,575	(468,487)	2,051	(237,861)
Fair Value of cash flow accounting - Platts, net	(443,705)	909,416	(3,980)	461,731

The cash flow hedge accounting - Platts index – is fully effective since the derivative instruments were contracted.

To support the above-mentioned designations, the Company prepared formal documentation indicating how the designation of cash flow hedge accounting - Platts index is aligned with CSN's risk management objective and strategy, identifying the hedge instruments used, the hedge object, the nature of the risk to be protected and demonstrating the expectation of high effectiveness of the relations designated. Iron ore derivative instruments (“Platts” index) were designated in amounts equivalent to the portion of future sales, comparing the amounts designated with the amounts expected and approved in the Management and Board budgets.

Sensitivity analysis for Platts price risks

We present below the sensitivity analysis for Platts price risks. The Company considered scenarios 1 and 2 with 25% and 50% price devaluation using as a reference the probable price at the maturity of each operation.

The effects on the result, considering probable scenarios 1 and 2, are shown below:

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

	03/31/2024
Maturity	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$
04/01/2024 to 04/30/2024	(52,489)	(306,953)	(561,417)
05/01/2024 to 05/31/2024	(25,617)	(228,346)	(431,074)
06/01/2024 to 06/30/2024	(2,694)	(74,810)	(146,925)
	(80,800)	(610,109)	(1,139,416)

(*) The probable scenario was calculated considering the Platts quotation on April 30,2024.

b) Cash flow hedge accounting

Foreign Exchange Hedge Accounting

The Company and its subsidiary CSN Mineração formally designates relations of hedge of cash flows to protect highly probable future flows exposed to the dollar related to sales made in dollars.

With the objective of better reflecting the accounting effects of the hedge exchange rate in the result, CSN and its subsidiary CSN Mineração designated part of their dollar liabilities as an instrument of future hedge exports. As a result, the exchange rate variation resulting from the designated liabilities will be temporarily recorded in shareholders’ equity and will be reflected in the income statement when said exports occur, thus allowing the recognition of dollar fluctuations on liabilities and on exports to be recorded at the same time. It is noteworthy that the adoption of this hedge accounting does not imply the contracting of any financial instrument.

The table below presents a summary of the relations of hedge as of March 31, 2024:

									03/31/2024
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
04/02/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(1,170,045)
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(871,761)		(579,942)
01/10/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2020 to November 2025 and December 2050	4.0745	1,416,000	(1,404,021)		(1,334,169)
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.2064	1,000,000			(789,800)
06/01/2022	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - April 2032	4.7289	1,145,300	(151,300)	(3,969)	(265,696)
12/01/2022	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2031	5.0360	490,000	(37,000)		18,029
12/01/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - November 2023	5.1643	60,000	(60,000)
12/01/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - December 2025	5.2565	100,000			26,030
12/01/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - January 2024	5.2660	50,000	(50,000)	17,240
12/01/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - November 2023	5.3270	20,000	(20,000)
06/01/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - May 2033	4.7289	878,640	(115,030)	(1,049)	(204,113)
12/01/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2027	5.0360	70,000			2,786
						7,742,746	(3,879,157)	12,222	(3,126,875)

(*) The realization of Hedge accounting cash flow is recognized in Other operating income and expenses, note 25.

The net balance of amounts designated and already amortized in dollars totals US$3.879.157.

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

As of March 31, 2024, the hedging relationships established by the Company were effective according to the retrospective and prospective tests performed. Thus, no reversal for cash flow hedge accounting ineffectiveness was recognized.

c) Net investment hedge in foreign subsidiaries

The information related to the net investment hedge did not change in relation to that disclosed in the Company's interim financial information as of December 31, 2023. The balance recorded as of March 31, 2024 and December 31, 2023 is R$6,293.

d) Hedge accounting movements

The changes in the amounts related to cash flow hedge accounting recorded in shareholders’ equity as of March 31, 2024 are shown as follows:

				Consolidated
	12/31/2023	Movement	Realization	03/31/2024
Cash flow hedge accounting	(2,509,225)	(605,428)	(12,222)	(3,126,875)
Income tax and social contribution on cash flow hedge accounting	853,137	205,846	4,155	1,063,138
Fair Value of cash flow accounting, net taxes	(1,656,088)	(399,582)	(8,067)	(2,063,737)

				Parent Company
	12/31/2023	Movement	Realization	03/31/2024
Cash flow hedge accounting	(2,436,542)	(475,735)	(13,271)	(2,925,548)
Income tax and social contribution on cash flow hedge accounting	828,424	161,750	4,512	994,686
Fair Value of cash flow accounting, net taxes	(1,608,118)	(313,985)	(8,759)	(1,930,862)

•	Credit risk

The exposure to credit risks of financial institutions considers the parameters established in the financial policy. The Company practices a detailed analysis of the financial situation of its customers and suppliers, the determination of a credit limit and the permanent monitoring of its outstanding balance.

With regard to financial investments, the Company only invests in institutions with low credit risk assessed by credit rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the country.

As for the exposure to credit risk in accounts receivable and other receivables, the Company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms, and periodically reviewed based on procedures and circumstances of each business area.

•	Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of the mismatch of term or volume between expected receipts and payments.

Future receipt and payment premises are established to manage cash liquidity in domestic and foreign currencies, which are monitored on a day-to-day basis by the Treasury Department. The payment schedules for long-term installments of borrowings, financing and debentures are shown in note 12.b.

The following are the contractual maturities of financial liabilities including interest.

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

					Consolidated
On March 31, 2024	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures (note 12)	9,092,655	8,494,331	12,611,567	16,779,114	46,977,668
Lease Liabilities (note 14)	177,758	173,382	192,960	249,672	793,772
Derivative financial instruments (note 13 a)		47,844			47,844
Trade payables (note 15)	6,956,503	44,122	47,702	24,573	7,072,900
Trade payables – Drawee risk (note 15.a)	4,548,516				4,548,516
Dividends and interest on equity (note 16)	80,553				80,553
	20,855,985	8,759,679	12,852,229	17,053,359	59,521,253

IV - Fair values of assets and liabilities in relation to the book value

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and non-current assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the interim financial information at their book values, which are substantially similar to those that would be obtained if they were traded on the market. The fair values of other long-term assets and liabilities do not differ significantly from their book values, except for the amounts below.

The estimated fair value for certain consolidated long-term borrowings and financing was calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

		03/31/2024		12/31/2023
	Closing Balance	Fair value	Closing Balance	Fair value
Fixed Rate Notes (*)	17,987,789	16,566,986	15,030,441	12,825,475

(*) Source: Bloomberg

13.c)	Protection instruments: Derivatives

• Derivative financial instruments portfolio position

Swap exchange rate CDI x Dollar

In October 2023, the Company entered into a new swap agreement with the purpose of mitigating the risk associated with an External Credit Note (NCE) acquired during the same period, which is scheduled to mature in October 2028, and which has a principal amount of R$680 million.

Swap exchange rate Real x Dollar

The subsidiary CSN Cimentos Brasil, after contracting a borrowing in foreign currency of US$115,000, contracted derivative operations to protect its exposure to the dollar, maturing on June 10, 2027.

Swap exchange rate CDI x IPCA

The CSN Mineração, CSN Cimentos Brasil and CSN issued debentures during 2022 and 2023, respectively, and entered derivative transactions to hedge their exposure to the IPCA. CSN Mineração's contracts have maturities scheduled from 2031 to 2037, while CSN Cimentos' contracts mature in 2038 and CSN between 2030 and 2038

Below is the position of the derivatives:

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

								Consolidated
							03/31/2024	03/31/2023
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) (note 26)
Instrument	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap

Exchange rate swap CDI x Dollar	Settled	Dollar						18,893
Exchange rate swap Dollar x Euro	05/06/2024	Dollar	20,000			9,282	9,282
Exchange rate swap CDI x Dollar	10/04/2028	Real	680,000	767,965	(758,157)	9,808	(2,314)
Dollar vs. Real Swap	06/10/2027	Dollar	115,000	603,726	(651,570)	(47,844)	12,624	(40,172)
Total Swap			815,000	1,371,691	(1,409,727)	(28,754)	19,592	(21,279)

Interest rate swap
Foreign Exchange Swap (Debentures) CDI x IPCA	07/15/2031	Real	576,448	681,830	(627,558)	54,272	(22,003)	13,868
Foreign Exchange Swap (Debentures) CDI x IPCA	07/15/2032	Real	745,000	846,215	(809,333)	36,881	(24,961)	(2,226)
Foreign Exchange Swap (Debentures) CDI x IPCA	07/15/2036	Real	423,552	725,580	(697,807)	27,773	3,789	20,287
Foreign Exchange Swap (Debentures) CDI x IPCA	07/15/2037	Real	655,000	700,446	(703,724)	(3,278)	(34,458)	(18,089)
Foreign Exchange Swap (Debentures) CDI x IPCA	02/16/2032	Real	600,000	700,170	(638,384)	61,786	(17,493)	6,554
Foreign Exchange Swap (Debentures) CDI x IPCA	02/12/2032	Real	600,000	698,549	(652,249)	46,300	(25,594)	22,749
Foreign Exchange Swap (Debentures) CDI x IPCA	07/15/2030	Real	325,384	335,294	(341,009)	5,715	(8,558)
Foreign Exchange Swap (Debentures) CDI x IPCA	07/15/2033	Real	183,185	187,974	(192,169)	4,195	(5,969)
Foreign Exchange Swap (Debentures) CDI x IPCA	07/14/2028	Real	203,620	205,782	(209,197)	3,416	1,062
Total interest rate (Debentures) CDI x IPCA			4,312,189	5,081,839	(4,871,430)	237,060	(134,185)	43,143

				6,453,530	(6,281,157)	208,306	(114,593)	21,864

•	Classification of derivatives in the balance sheet and income statement

					03/31/2024	03/31/2023
Instruments	Assets		Liabilities		Financial income (expenses), net (note 26)
	Current	Total	Non-current	Total
Iron ore derivative	966,906	966,906
Exchange rate swap Dollar x Euro	9,282	9,282			9,282
Exchange rate swap CDI x Dollar	9,808	9,808			(2,314)	18,893
Exchange rate swap CDI x Dollar (1)			237,060	237,060	(134,185)	43,143
Dollar vs. Real Swap			(47,844)	(47,884)	12,624	(40,172)
	985,996	985,996	189,216	189,176	(114,593)	21,864

Derivative instruments SWAP CDI x IPCA are fully classified in the borrowings and financing group, since they are linked to debentures in order to protect exposure to the IPCA.

13.d)	Investments in securities measured at fair value through profit or loss

The Company has common shares (USIM3), preferred shares (USIM5) of Siderúrgica de Minas Gerais S.A. (“Usiminas”) and shares of Panatlântica S.A. (PATI3), which are designated as fair value through profit or loss, started to be recognized through the equity method, since there was an increase in participation, as described in Explanatory Note 10. Investments.

Usiminas shares are classified as current assets in financial investments and Panatlântica shares are classified as non-current assets under the investment line item. They are recorded at fair value, based on the market price quote in B3.

In accordance with the Company’s policy, the gains and losses arising from the variation in the share price are recorded directly in the income statement as financial result in the case of financial investments, or as other operating income and expenses in the case of long-term investments.

•	Stock market price risks

Class of shares	03/31/2024				12/31/2023				03/31/2024	03/31/2023
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Equity interest (%)	Share price	Closing Balance	Profit or loss (note 26)
USIM3	106,620,851	15.12%	9.37	999,037	106,620,851	15.12%	9.20	980,912	18,126	59,707
USIM5	55,144,456	10.07%	10.01	551,996	55,144,456	10.07%	9.29	512,292	39,704	7,169
				1,551,033				1,493,204	57,830	66,876

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The Company is exposed to the risk of changes in the stock price due to the investments measured at fair value through profit or loss that have their quotations based on the market price on the B3.

Sensitivity analysis for stock price risks

We present below the sensitivity analysis for the stock price risks. The Company considered scenarios 1 and 2 with 25% and 50% devaluation in the stock price using as reference the closing price on March 31, 2024. The probable scenario considered a 5% devaluation in the stock price.

The effects on the result, considering probable scenarios, 1 and 2 are demonstrated below:

		03/31/2024
Class of shares	Probable scenario	Scenario 1	Scenario 2
	5%	25%	50%
USIM3	(49,952)	(249,759)	(499,519)
USIM5	(27,600)	(137,999)	(275,998)

13.e)	Capital management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company’s consolidated capital structure, with financing by equity and third-party capital:

Thousands of reais	03/31/2024	12/31/2023
Shareholder's equity (equity)	19,758,908	19,684,838
Borrowings and Financing (Third-party capital)	46,388,307	44,859,075
Gross Debit/Shareholder's equity	2.35	2.28

14.   LEASE LIABILITIES

Lease liabilities are shown below:

		Consolidated		Parent Company
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Leases	2,091,996	2,044,694	4,392	7,284
Present value adjustment - Leases	(1,298,224)	(1,310,933)	(146)	(285)
	793,772	733,761	4,246	6,999
Classified:
Current	177,758	137,638	4,094	6,523
Non-current	616,014	596,123	152	476
	793,772	733,761	4,246	6,999

The Company has lease agreements for port terminals in Itaguaí, the Solid Bulk Terminal - TECAR, used for loading and unloading iron ores and others and the Container Terminal - TECON, with remaining terms of 24 and 28 years, respectively, and lease agreement for railway operation using the Northeast network with a remaining term of 4 years and a lease agreement for land located in Taubaté, São Paulo, for the expansion of operations in the Steel segment with a remaining term of 19 years.

Additionally, the Company has operating equipment lease agreements, used mainly in the cements and steel operations, and real estate, used as operating facilities and administrative and sales offices, in several locations where the Company operates, with remaining terms of 1 to 19 years.

The present value of the future obligations was measured using the implicit rate observed in the contracts and for the contracts that did not have a rate, the Company applied the incremental borrowing rate - IBR, both in nominal terms.

The average incremental rate used in the measurement of lease liabilities and right of use in contracts entered into in the year ended March 31, 2024 is 12.75% p.a. for contracts with a term of 1 year.

The movement of lease liabilities is shown in the table below:

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

		Consolidated		Parent Company
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Opening balance	733,761	693,846	6,999	13,180
New leases	207	189,855
Present Value Adjustments - New leases	(5)	(116,640)
Contract review	100,698	124,310	83	3,992
Write-off	(915)
Payments	(67,068)	(239,909)	(2,979)	(11,274)
Interest appropriated	23,871	82,521	144	1,101
Exchange variation	3,223	(222)
Net balance	793,772	733,761	4,247	6,999

The estimated future minimum payments for the lease agreements include determinable variable payments, which are certain to occur, based on minimum performance and contractually fixed rates.

As of March 31, 2024, the expected minimum payments are the following:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	187,752	492,783	1,411,461	2,091,996
Present value adjustment - Leases	(9,994)	(126,442)	(1,161,789)	(1,298,225)
	177,758	366,342	249,672	793,772

•	Recoverable PIS / COFINS

Lease liabilities were measured at the amount of consideration with suppliers, that is, without considering the tax credits incurred after payment. The potential right of PIS and COFINS embedded in the lease liability is shown below.

		Consolidated		Parent Company
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Leases	1,748,241	1,755,060	4,125	7,039
Present value adjustment - Leases	(1,180,416)	(1,195,780)	(135)	(274)
Potencial PIS and COFINS credit	161,712	162,343	382	651
Present value adjustment – Potential PIS and COFINS credit	(109,188)	(110,610)	(12)	(25)

•	Lease payments not recognized as a liability:

The Company chose not to recognize lease liabilities in contracts with a term of less than 12 months and for low value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company has contracts for the right to use ports (TECAR) and railways (FTL) which, even if they establish minimum performance, it is not possible to determine its cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred.

The expenses related to payments not included in the measurement of the lease liability during the period are:

				Parent Company
	Three months ended		Three months ended
	03/31/2024	03/31/2023	03/31/2024	03/31/2023
Contract less than 12 months	499	1,530
Lower Assets value	2,586	3,211	1,813	1,667
Variable lease payments	73,189	90,123
	76,274	94,864	1,813	1,667

In accordance with the guidelines of CPC 06(R2) / IFRS 16, the Company uses the discounted cash flow technique in the measurement and remeasurement of lease liabilities and right of use, without considering the projected inflation in the flows to be discounted.

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

15.   TRADE PAYABLES

		Consolidated		Parent Company
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Trade payables	7,148,341	7,867,431	4,090,687	4,050,426
(-) Adjustment present value	(75,441)	(96,851)	(46,326)	(62,311)
	7,072,900	7,770,580	4,044,361	3,988,115

Classified:
Current	6,956,503	7,739,520	3,944,351	3,976,931
Non-current	116,397	31,060	100,010	11,184
	7,072,900	7,770,580	4,044,361	3,988,115

15.a)Suppliers	– Drawn Risk and Forfaiting

		Consolidated		Parent Company
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
in Brazil	3,082,454	2,843,455	3,082,454	2,843,455
in Abroad	1,466,062	1,365,979	1,308,485	1,136,548
	4,548,516	4,209,434	4,390,939	3,980,003

The Company discloses and classifies its drawn-risk and forfaiting operations with suppliers in a specific group where the nature of the securities continue to be part of the Company's operating cycle. These transactions are negotiated with financial institutions to enable the Company's suppliers to anticipate receivables arising from sales of goods and, consequently, to extend the payment terms of the Company's own obligations. On March 31, 2024, it maintained a balance of R$4,548,516 in the Consolidated Ledger and on December 31, 2023, a balance of R$4,209,434. At the Parent Company, the balance was R$ 4,390,939 and R$ 3,980,003, respectively.

In response to the amendment of the accounting standard CPC 03 Statement of Cash Flows, additional information was presented below:

Trade payables	Risk Drawn and Forfaiting	No Risk Drawn or Forfaiting
Due between 1 and 180 days	2,703,505	2,924,889
Due between 181 to 360 days	1,845,012	941,275
Total	4,548,516	3,866,164

Impact of non-cash variations considering the 1st ITR of 2024:

Exchange variation	37,784
Interest Appropriation	102,659
Total	140,444

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

16.	OTHER PAYABLES

The other payables classified in current and non-current liabilities are comprised as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Payables to related parties (note 20.a)	27,446	29,651	18,346	38,058	349,389	336,486	4,341	4,176
Derivative financial instruments (note 13.a)		936,027	47,844	60,468
Dividends and interest on capital	80,553	80,624			5,159	5,230
Advances from customers (1)	2,015,273	2,063,509	4,668,253	5,144,623	332,914	277,764	657,408	709,495
Taxes in installments	61,369	75,735	137,113	154,089	16,061	15,908	55,731	56,325
Profit sharing - employees	337,472	260,109			173,665	133,996
Taxes payable			31,096	30,902			9,439	9,320
Provision for consumption and services	120,310	177,152			36,807	55,478
Third party materials in our possession	168,771	285,250			168,705	284,444
Trade payables (note 15)			116,397	31,060			100,010	11,184
Lease Liabilities (note 14)	177,758	137,638	616,014	596,123	4,094	6,523	152	476
Concessions payable			73,713	74,177
Other payables	397,113	39,231	240,959	308,992	2,807	6,904		57,841
	3,386,065	4,084,926	5,949,735	6,438,492	1,089,601	1,122,733	827,081	848,817

(1) Advances from Customers: On December 31, 2022 the subsidiaries CSN Mineração and CSN Cimentos entered into advance contracts for the sale of electricity with national operators in the sector to be executed up to 8 years. Additionally, the subsidiary CSN Mineração S.A. received in advance the total amount of US$500.000 (R$2,599,300) referring to supply contracts of approximately 13 million tons of iron ore signed with a major international player, to be executed within 4 years, with supply expected to begin in 2024. On June 30, 2023, the subsidiary CSN Mineração entered into an amendment to the advance contract, signed on January 16, 2023, in the amount of US$300,000 for additional supply of 6.3 million tons of iron ore. From this amendment, the Company received on June 30, 2023 the amount of US$205,000 (R$987,936), the remaining balance of US$95,000 will be received until July 31, 2023.

17.	INCOME TAX AND SOCIAL CONTRIBUTION

17.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in net income for the period are as follows:

		Consolidated		Parent Company
	Three months ended		Three months ended
	03/31/2024	03/31/2023	03/31/2024	03/31/2023
Income tax and social contribution income (expense)
Current	(243,224)	(357,393)		(13,988)
Deferred	305,154	143,951	245,724	88,060
	61,930	(213,442)	245,724	74,072

The reconciliation of income tax and social contribution expenses and income of the consolidated and parent company and the product of the current tax rate on income before income tax and social contribution are shown below:

		Consolidated		Parent Company
	Three months ended		Three months ended
	03/31/2024	03/31/2023	03/31/2024	03/31/2023
Profit/(Loss) before income tax and social contribution	(541,592)	(609,106)	(835,425)	(1,000,468)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	184,141	207,096	284,045	340,159
Equity in results of affiliated companies	43,333	24,519	(37,364)	78,097
Difference Tax Rate in companies abroad	(147,492)	(74,582)
Transfer Price Adjustment and Profits Abroad		5,167
Indebtdness limit	3,123		3,123
Tax incentives	6,234
Recognition/(reversal) of tax credits	(28,467)	(364,833)		(341,302)
Other permanent deductions (additions)	1,058	(10,809)	(4,080)	(2,882)
Income tax and social contribution in net income for the year	61,930	(213,442)	245,724	74,072
Effective tax rate	11%	-35%	29%	7%

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

17.b)	Deferred income tax and social contribution:

Deferred income tax and social contribution balances are as follows:

		Consolidated		Parent Company
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Deferred
Income tax losses	3,896,340	4,198,734	2,375,926	2,170,442
Social contribution tax losses	1,333,631	1,441,925	877,629	803,655
Temporary differences	(425,661)	(911,027)	371,837	239,313
Tax, social security, labor, civil and environmental provisions	540,317	550,567	174,446	180,963
Estimated losses on assets	249,709	238,211	163,747	165,218
Gains/(Losses) on financial assets	375,442	328,678	329,936	349,121
Actuarial Liabilities (Pension and Health Plan)	182,872	171,816	167,214	163,580
Provision for consumption and services	14,277	22,346	13,994	20,579
Cash Flow Hedge Accounting and Unrealized Exchange Variations	268,584	509,386	408,743	260,216
(Gain) on loss of control of Transnordestina	(224,096)	(224,096)	(224,096)	(224,096)
Fair Value SWT/CBL Acquisition	(149,489)	(149,489)
Business combination	(1,466,876)	(1,473,119)	(721,992)	(721,992)
Others	(216,401)	(885,327)	59,845	45,724
Total	4,804,310	4,729,632	3,625,392	3,213,410

Total Deferred Assets	5,514,339	5,991,213	3,625,392	3,213,410
Total Deferred Liabilities	(710,029)	(1,261,581)
Total	4,804,310	4,729,632	3,625,392	3,213,410

The Company has in its corporate structure subsidiaries abroad, whose income is taxed by the income tax in the respective countries where they were constituted at rates lower than those in force in Brazil. In the period between 2018 and 2023, these subsidiaries generated income in the amount of R$155,482. If the Brazilian tax authorities understand that this income is subject to additional taxation in Brazil for income tax and social contribution, these, if due, would reach approximately R$52,864. The Company, based on the position of its legal advisors, assessed only the likelihood of loss as possible in the event of possible tax questioning and, therefore, no provision was recognized in the interim financial information.

In addition, management evaluated the precepts of IFRIC 23 - “Uncertainty Over Income Tax Treatments” and recognized in 2021 the credit for the unconstitutionality of the levy of the IRPJ and CSLL on the amounts of default interest referring to the SELIC rate received due to the repetition of tax undue payment.

17.c)	Changes in deferred income tax and social contribution

The changes in deferred taxes is shown below:

	Consolidated	Parent Company
	03/31/2024	03/31/2024
Balance as of January 01, 2023	4,878,768	3,256,712
Recognized in the result	403,542	517,768
Recognized in other comprehensive income	(559,050)	(560,624)
Use of tax credit in installment program	(445)	(446)
Reverse incorporation	6,818
Balance at December 31, 2023	4,729,633	3,213,410
Recognized in the result	305,154	245,724
Recognized in other comprehensive income	(257,388)	166,258
Corporate incorporation	26,911
Balance at March 31, 2024	4,804,310	3,625,392

17.d)	Income tax and social contribution recognized in equity:

The income tax and social contribution recognized directly in equity are shown below:

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

		Consolidated		Parent Company
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Income tax and social contribution
Actuarial gains on defined benefit pension plan	84,065	83,436	77,840	77,840
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge accounting	859,574	1,030,432	994,686	828,425
	618,289	788,518	747,176	580,915

18.	PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

				Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Tax	156,577	154,626	153,524	153,715	19,137	21,378	60,928	61,231
Social security	1,633	1,609		4	1,632	1,609
Labor	361,873	366,645	291,823	288,389	149,014	153,048	129,274	133,676
Civil	795,217	778,796	23,364	24,880	146,956	139,517	13,602	14,784
Environmental	41,951	41,194	3,476	3,340	11,699	11,856	1,142	1,142
Deposit of a guarantee			22,324	21,554
	1,357,251	1,342,870	494,511	491,882	328,438	327,408	204,946	210,833

Classified:
Current	36,997	36,000			17,078	15,228
Non-current	1,320,254	1,306,870	494,511	491,882	311,360	312,180	204,946	210,833
	1,357,251	1,342,870	494,511	491,882	328,438	327,408	204,946	210,833

The changes in tax, social security, labor, civil and environmental provisions in the year ended March 31, 2024 can be summarized as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2023	Additions	Accrued charges	Net utilization of reversal	03/31/2024
Tax	154,626	4,564	2,786	(5,399)	156,577
Social security	1,609	3	21		1,633
Labor	366,645	14,491	11,779	(31,042)	361,873
Civil	778,796	934	20,601	(5,114)	795,217
Environmental	41,194	449	681	(373)	41,951
	1,342,870	20,441	35,868	(41,928)	1,357,251

					Parent Company
					Current + Non-current
Nature	12/31/2023	Additions	Accrued charges	Net utilization of reversal	03/31/2024
Tax	21,378	542	228	(3,013)	19,135
Social security	1,609	3	21		1,633
Labor	153,048	2,747	4,955	(11,736)	149,014
Civil	139,517	369	7,543	(473)	146,956
Environmental	11,856	5	36	(197)	11,700
	327,408	3,666	12,783	(15,419)	328,438

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal advisors’ assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, tax liabilities from actions initiated by the Company is included in this provision and is subject to SELIC (Central Bank’s policy rate).

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

▪	Possible administrative and judicial proceedings

The Company does not make provisions for lawsuits, which Management’s expectations, based on the opinion of legal counsel, is a possible loss. The following table shows a summary of the balance of the main matters classified as possible risk compared to the balance as of March 31, 2024 and December 31, 2023.

		Consolidated
	03/31/2024	12/31/2023
Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Capital Gain for alleged sale of equity interest in subsidiary NAMISA	15,878,441	15,606,600

Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Disallowance of goodwill deductions generated in the reverse incorporation of Big Jump by Namisa	5,543,966	5,443,666

Notice of Violation and Imposition of Fine (AIIM) / Tax Enforcement - RFB - IRPJ/CSLL - Disallowance of prepayment interest arising from iron ore supply and port services contracts	2,169,433	2,124,479

Notices of Infraction and Imposition of Fine (AIIM) / Writ of Mandamus - RFB - IRPJ/CSLL - Profits earned abroad in the years 2008, 2010, 2011, 2012, 2014, 2015, 2016, 2017 and 2018	5,944,670	5,828,921

Unapproved compensation - RFB - IRPJ/CSLL, PIS/COFINS and IPI	2,059,861	2,052,564

ICMS - SEFAZ/RJ - Assessment Notice - questions about sales for incentive area	1,030,430	1,016,381

Notice of Violation and Imposition of Fine (AIIM) - RFB - Disallowance of PIS/COFINS Credits for inputs and freight	1,417,385	1,388,918

CFEM – difference of understanding between CSN and ANM on the calculation basis	1,485,517	1,452,933

Notice of Infraction and Imposition of Fine (AIIM) - RFB - Collection IRRF - Business Combinations CMIN 2015	1,129,078	1,106,401

ICMS - SEFAZ/RJ - ICMS Credits Acquisition of Electric Energy Industrialization	1,087,713	1,065,918

Notice of Violation and Imposition of Fine (AIIM) - IRPJ/CSLL - Disallowance of deductions of goodwill generated in the acquisition of Cimentos Mauá	829,554	810,907

ICMS - SEFAZ/RJ - Disallowance of the ICMS credits - Transfer of iron ore	743,681	731,416

ICMS - SEFAZ/RJ - Disallowance of credits on purchases of intermediate products	456,630	445,682

Disallowance of tax loss and negative calculation base resulting from adjustments in SAPLI - RFB	755,763	741,056

Infraction and Fine Imposition Notices (AIIM) - RFB - IRPJ/CSLL - Transfer Pricing	369,957	363,043

ICMS - SEFAZ/RJ - Transfer of imported raw material for a value lower than the TECAR import document	402,053	394,865

Notice of Violation and Imposition of Fine (AIIM) / Annulment Action - RFB - IRRF - Capital gain of CFM company sellers located abroad	322,860	317,522

Other tax lawsuits (federal, state, and municipal)	6,089,885	6,282,247

Social security lawsuits	605,148	288,973

Action to discuss the balance of the construction contract – Tebas	621,724	593,716

Action related to power supply payment’s charge - Light	468,703	440,002

Action that discusses Negotiation of energy sales - COPEN - CEEE-G	205,504	201,123

Collection of defaulted amounts of contracts for the execution of the Presidente Médici Thermoelectric Power Plant - SACE - CEEE-G	210,996	205,262

Enforcement action applied by Brazilian antitrust authorities (CADE)	124,591	122,136

Other civil lawsuits	1,540,775	1,423,591

Labor and social security lawsuits	2,192,230	2,091,666

Tax Foreclosure Volta Grande Fine IV	146,202	137,668

ACP Márcia I Landfill	306,389	306,389

Other environmental lawsuits	706,597	667,901

	54,845,736	53,651,946

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

In the first quarter of 2021, the Company was notified of an arbitration proceeding based on an alleged unfulfillment of iron ore supply contracts. The counterparty asks for approximately US$1 billion, and the Company has no knowledge of the basis for the estimates of the amount asked. Finally, the Company informs that has responded the arbitration requirements in conjunction with its legal counselors and is currently at the initial stage of its defense. The Company expects the arbitration will be concluded in 2 years. The relevance of the arbitration to the Company is related to the amount attributed to the cause and its eventual financial impact. The discussion involves arbitration disputes initiated by both parties.

The Company has been offering judicial guarantees (Guarantee Insurance/Letter of Guarantee) in the total amount updated to March 31, 2024, of R$9,021,041 (December 31, 2023, R$8,768,003), as determined by the procedural legislation in force.

The assessments made by legal advisors define these administrative and judicial proceedings as a possible risk of loss and, consequently, no loss provisions have been recognized in accordance with Management's judgment and with the accounting practices adopted in Brazil.

19.	PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The balance of provisions for environmental liabilities and asset retirement obligation is as follows:

		Consolidated		Parent Company
	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Environmental liabilities	171,460	176,181	157,327	160,968
Asset retirement obligations	877,914	842,624
	1,049,374	1,018,805	157,327	160,968

20.	RELATED-PARTY BALANCES AND TRANSACTIONS

20.a)	Transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties

•	Consolidated

		Consolidated
		03/31/2024				12/31/2023
		Associates	Joint-ventures and Joint Operation	Other related parties	Total	Associates	Joint-ventures and Joint Operation	Other related parties	Total
Assets
Current Assets
Investments	(1)			2,217,584	2,217,584			2,128,183	2,128,183
Trade receivables (note 5)	(2)	38,793	4,166	57,660	100,619	34,441	2,658	131,268	168,367
Dividends	(3)		106,867	74,050	180,917		106,747		106,747
Loans (note 8)	(4)		5,287		5,287		5,316		5,316
Other assets (note 8)			6,480	1,829	8,309		6,480	1,829	8,309
		38,793	122,800	2,351,123	2,512,716	34,441	121,201	2,261,280	2,416,922
Non-current Assets
Investments	(1)			114,912	114,912			111,350	111,350
Loans (note 8)	(4)	3,747	1,715,630		1,719,377	3,732	1,655,680		1,659,412
Actuarial asset				40,351	40,351			39,530	39,530
Other assets (note 8)	(5)		1,792,579		1,792,579		1,792,579		1,792,579
		3,747	3,508,209	155,263	3,667,219	3,732	3,448,259	150,880	3,602,871
		42,540	3,631,009	2,506,386	6,179,935	38,173	3,569,460	2,412,160	6,019,793

Liabilities
Current Liabilities
Trade payables			79,210	23,166	102,376		140,579	35,435	176,014
Accounts payable			19,880		19,880	46	22,378		22,424
Provision for consumption			7,567		7,567		7,227		7,227
			106,657	23,166	129,823	46	170,184	35,435	205,665
Non-current Liabilities
Accounts payable			18,347		18,347		38,058		38,058
			18,347		18,347		38,058		38,058
			125,004	23,166	148,170	46	208,242	35,435	243,723

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

		Consolidated
		03/31/2024				03/31/2023
		Associates	Joint-ventures and Joint Operation	Other related parties	Total	Associates	Joint-ventures and Joint Operation	Other related parties	Total
P&L
Sales		49,198	4,830	466,133	520,161	61,987	3,892	353,513	419,392
Cost and expenses		(151)	(482,434)	(83,440)	(566,025)	(51)	(377,377)	(58,604)	(436,032)
Financial income (expenses)
Interest (note 26)			37,984	13,378	51,362		42,949	9,418	52,367
Exchange rate variations and monetary, net								(17,953)	(17,953)
Financial investments	(1)			57,830	57,830			66,876	66,876
		49,047	(439,620)	453,901	63,328	61,936	(330,536)	353,250	84,650

•	Parent Company

		Parent Company
		03/31/2024				12/31/2023
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Assets
Current Assets
Investments	(1)			1,636,740	1,636,740			1,575,262	1,575,262
Trade receivables (note 5)	(2)	1,066,907	744	56,753	1,124,404	955,246		130,837	1,086,083
Loans (note 8)	(4)		5,287		5,287		5,316		5,316
Dividends	(3)	507,504	71,823		579,327	507,502	55,436		562,938
Other assets (note 8)		359,408	2	1,829	361,239	215,320	2	1,829	217,151
		1,933,819	77,856	1,695,322	3,706,997	1,678,068	60,754	1,707,928	3,446,750
Non-current Assets
Investments				114,912	114,912			111,350	111,350
Loans (note 8)	(4)	593,185	1,615,960		2,209,145	539,523	1,557,013		2,096,536
Actuarial asset (note 8)				31,706	31,706			31,007	31,007
Other assets (note 8)	(5)	8	1,792,579		1,792,587	8	1,792,574		1,792,582
		593,193	3,408,539	146,618	4,148,350	539,531	3,349,587	142,357	4,031,475
		2,527,012	3,486,395	1,841,940	7,855,347	2,217,599	3,410,341	1,850,285	7,478,225

Liabilities
Current Liabilities
Intercompany Loans (note 12)	(6)	1,374,908			1,374,908	1,521,537			1,521,537
Trade payables		499,808	33,048	22,549	555,405	388,995	49,778	34,462	473,235
Accounts payable		3,050			3,050	11,538			11,538
Provision for consumption		338,772	7,567		346,339	317,721	7,227		324,948
		2,216,538	40,615	22,549	2,279,702	2,239,791	57,005	34,462	2,331,258
Non-current Liabilities
Intercompany Loans (note 12)	(6)	10,243,627			10,243,627	7,501,145			7,501,145
Accounts payable		4,341			4,341	4,176			4,176
		10,247,968			10,247,968	7,505,321			7,505,321
		12,464,506	40,615	22,549	12,527,670	9,745,112	57,005	34,462	9,836,579

	Parent Company
	03/31/2024				03/31/2023
	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Net revenue and cost
Sales	842,788	744	462,293	1,305,825	1,195,030		353,476	1,548,506
Cost and expenses	(388,778)	(142,362)	(70,446)	(601,586)	(695,228)	(103,448)	(71,637)	(870,313)
Financial income (expenses)
Interest (note 26)	(29,024)	37,055	2,814	10,845	(45,725)	42,212	9,327	5,814
Exclusive funds (note 26)			1,997	1,997			5,307	5,307
Financial investments (note 26)			57,830	57,830			66,876	66,876
Financial investments (note 25)	(284,782)			(284,782)	227,439		(3,158)	224,281
	140,204	(104,563)	454,488	490,129	681,516	(61,236)	360,191	980,471

Consolidated and Parent Company Information:

(1)	Financial investments: Refers mainly to investments in Usiminas shares, cash and cash equivalents and Bonds with Banco Fibra and government bonds and CDBs with the exclusive funds.

(2)	Accounts receivables: refers mainly to sales transactions of steel products from the Parent Company to related parties.

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

(3)	Dividends receivable: In the Parent Company on September 30, 2023, it mainly refers to interest on equity from CSN Mineração S.A in the amount of R$ 295.058 and dividends from the subsidiary CSN Cimentos Brasil S.A in the amount of R$178,348.and in the Consolidated dividends from MRS Logística S.A in the amount of R$106.747.

(4)	Loans (Assets):

Long-term: In the Consolidated Index refers mainly to loan agreements with Transnordestina Logística R$1,707,510 (R$1,646,264 as of December 31, 2023) with an average rate of 125.0% to 130.0% of the CDI.

(5)	Other (Assets): In the Consolidated Advance for future capital increase with Transnordestina Logística S.A.de R$1,792,579 as of March 31, 2024 (R$1,792,579 as of December 31, 2023)

(6)	Borrowings (Liabilities):

Foreign currency: At the Parent Company, these are intercompany contracts in the amount of R$ 11,618,535 as of March 31 of 2024 (R$ 9,022,682 on December 31, 2023).

20.b)	Key management personnel

The key management personnel with authority and responsibility for planning, directing, and controlling the Company’s activities include members of the Board of Directors and statutory officers. The following is information on the compensation of such personnel and the related balances as of March 31, 2024, and 2023.

	03/31/2024	03/31/2023
	P&L
Benefits to Administrators, Directors and Executive Board	7,265	7,395
Post-employment benefits	133	102
	7,398	7,497

20.c)	Guarantees

The Company is liable for guarantees of its subsidiaries and jointly controlled entities as follows:

	Currency	Salaries	Loans		Tax enforcement		Other		Total
			03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023
Transnordestina Logísitca	R$	Until 09/19/2056 and Undetermined	3,709,250	3,695,183	10,290	10,029	4,443	4,235	3,723,983	3,709,447
Group Subsidiaries	R$	Undetermined and until 12/21/2024	1,903,235	1,903,235			131,920	131,920	2,035,155	2,035,155
Total in R$			5,612,485	5,598,418	10,290	10,029	136,363	136,155	5,759,138	5,744,602

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000
CSN Resources	US$	Until 04/08/2032	2,232,988	1,530,000					2,232,988	1,530,000

CSN Cimentos	US$	Indeterminate		115,000						115,000

Total in US$			3,532,988	2,945,000					3,532,988	2,945,000

Lusosider Aços Planos	EUR	Indeterminate					75,000	75,000	75,000	75,000
Total in EUR							75,000	75,000	75,000	75,000
Total in R$			17,651,515	14,257,629			404,843	401,370	18,056,357	14,658,999
			23,264,000	19,856,047	10,290	10,029	541,206	537,525	23,815,495	20,403,601

21.	SHAREHOLDERS’ EQUITY

21.a)	Paid-up capital

The fully subscribed and paid-up capital as of March 31, 2024, is R$10,240,000, divided into 1,326,093,947 common and book-entry shares (as of December 31, 2023, R$10,240,000 divided into 1, 326,093,947 common and book-entry shares), with no par value. Each common share entitles to one vote in the resolutions of the General Meeting.

21.b)	Authorized capital

The Company’s bylaws in effect on March 31, 2023, define that the share capital may be increased to up to 2,400,000,000 shares, by decision of the Board of Directors, regardless of amendments to the bylaws.

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

21.c)	Legal reserve

It is constituted at the rate of 5% of the net income calculated in each fiscal year, before any other allocation, pursuant to art. 193 of Law 6,404/86, up to a limit of 20% of the capital stock.

21.d)	Ownership structure

As of March 31, 2024, and December 31, 2023, the Company’s ownership structure was as follows:

			03/31/2024			12/31/2023
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	543,617,803	40.99%	40.99%	543,617,803	40.99%	40.99%
Rio Iaco Participações S.A. (*)	45,706,242	3.45%	3.45%	45,706,242	3.45%	3.45%
CFL Ana Participações S.A. (*)	135,904,451	10.25%	10.25%	135,904,451	10.25%	10.25%
NYSE (ADRs)	271,398,416	20.47%	20.47%	273,702,845	20.64%	20.64%
Other shareholders	329,467,035	24.84%	24.84%	327,162,606	24.67%	24.67%
Outstanding shares	1,326,093,947	100.00%	100.00%	1,326,093,947	100.00%	100.00%

As of March 31, 2023, an Asset Restructuring Agreement was entered into between Rio Purus Participações S.A. and CFL Participações S.A. ("CFL"), the shareholders that directly and indirectly hold all the shares of Vicunha Aços S.A. ("Vicunha Aços"). Thus, the implementation of this Transaction results in CFL Ana Participações S.A. ("CFL Ana"), a subsidiary of CFL, holding 135,904,451 common shares, book-entry and without par value issued by CSN, representing on this date 10.25% of its capital stock.

(*) Companies in the controlling group.

21.e)	Treasury shares

On March 31, 2024 , the Company did not have an open treasury share buyback program, below is the movement of the programs that were closed:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation	Sale of shares	Balance in treasury
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Not applicable	Not applicable			22,981,500	7,409,500
1º	06/21/2021	24,154,500	From 06/22/2021 to 12/22/2021	R$ 21.82	R$20.06 and R$23.22	24,082,000			31,491,500
2º	12/06/2021	30,000,000	From 12/07/2021 to 6/30/2022	R$ 25.00	R$17.20 and R$26.76	29,938,600			61,430,100
	05/18/2022			Not applicable	Not applicable		61,430,100
3º	05/18/2022	58,000,000	From 05/19/2022 to 05/18/2023

21.f) Earnings per share

The earnings per share are shown below:

	Three months ended
	03/31/2024	03/31/2023
	Common Shares
(Loss)/profit for the year	(589,701)	(926,396)
Weighted average number of shares	1,326,093,947	1,326,093,947
Basic and diluted (loss)/earnings per share in R$	(0.44469)	(0.69859)

22.	COMPENSATION TO SHAREHOLDERS

On May 03, 2023, was approved at the Annual General Meeting, based on the position of the shareholders on April 28, 2023, the distribution of additional dividends proposed in the amount of R$ 1,614,000, corresponding to the amount of R$1.21710833810 per share.

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

23.	NET REVENUE FROM SALES

Net sales revenue is comprised as follows:

				Parent Company
	03/31/2024	03/31/2023	03/31/2024	03/31/2023
Gross revenue
Domestic market	6,489,488	6,709,992	4,734,137	4,883,831
Foreign market	4,800,143	6,172,300	510,475	595,957
	11,289,631	12,882,292	5,244,612	5,479,788
Deductions
Sales returns, discounts and rebates	(230,945)	(120,546)	(166,918)	(101,987)
Taxes on sales	(1,345,694)	(1,443,056)	(869,910)	(907,734)
	(1,576,639)	(1,563,602)	(1,036,828)	(1,009,721)
Net revenue	9,712,992	11,318,690	4,207,784	4,470,067

24.	EXPENSES BY NATURE

				Parent Company
	03/31/2024	03/31/2023	03/31/2024	03/31/2023
Raw materials and inputs	(3,395,876)	(3,082,974)	(2,531,160)	(2,536,554)
Outsourcing material	(765,963)	(1,227,283)
Labor cost	(1,148,790)	(945,391)	(443,082)	(367,886)
Supplies	(607,551)	(932,240)	(534,617)	(652,143)
Maintenance cost (services and materials)	(192,806)	(100,047)	(61,993)	(51,522)
Outsourcing services	(461,467)	(771,987)	(269,234)	(272,560)
Freight	(1,230,664)	(993,444)	(208,357)	(194,576)
Depreciation, amortization and depletion	(875,064)	(781,276)	(316,232)	(272,459)
Others	(249,204)	(259,228)	(26,537)	(8,657)
	(8,927,385)	(9,093,870)	(4,391,212)	(4,356,357)
Classified as:
Cost of sales	(7,521,968)	(8,073,476)	(4,100,294)	(4,090,964)
Selling expenses	(1,198,564)	(860,513)	(202,888)	(211,489)
General and administrative expenses	(206,853)	(159,881)	(88,030)	(53,904)
	(8,927,385)	(9,093,870)	(4,391,212)	(4,356,357)

The depreciation, amortization and depletion for the period were distributed as follows.

		Consolidated		Parent Company
	03/31/2024	03/31/2023	03/31/2024	03/31/2023
Production costs (1)	(858,072)	(770,910)	(308,799)	(267,515)
Selling expenses	(11,867)	(3,836)	(2,770)	(2,153)
General and administrative expenses	(5,125)	(6,530)	(4,663)	(2,791)
	(875,064)	(781,276)	(316,232)	(272,459)
Other operational (2)	(20,838)	(19,902)	(2,252)	(1,771)
	(895,902)	(801,178)	(318,484)	(274,230)

(1) The cost of production includes PIS and COFINS credits on lease agreements as of Marchr 31, 2024, in the amount of R$858 in the consolidated (R$1,824as of March 31, 2024) and R$226 in the parent company (R$163) as of March 31, 2023).

(2) They mainly refer to the depreciation of investment properties, paralyzed equipment and amortization of the SWT customer portfolio, classified in other operating expenses, see note 25.

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

25.	OTHER OPERATING INCOME AND EXPENSES

		Consolidated		Parent Company
	03/31/2024	03/31/2023	03/31/2024	03/31/2023
Other operating income
Receivables by indemnity	38,825	3,955	38,458	3,751
Rentals and leases	7,008	3,527	5,022	1,302
Contractual fines	9,817	950	9,775	658
Updated shares – Fair value through profit or loss (Note 13)		42,210		42,210
Net gain in shares sale (note 13) (3)	18,253		13,271
Other revenues	22,564	44,087	13,734	26
	96,467	94,729	80,260	47,947

Other operating expenses
Taxes and fees	(37,113)	(31,399)	(15,349)	(18,524)
Expenses/reversal with environmental liabilities, net	(13,403)	(3,119)	980	(1,528)
Write-off/(Provision) of judicial lawsuits	(37,820)	(81,214)	(14,892)	(43,383)
Depreciation and amortization (note 24)	(20,838)	(19,902)	(2,252)	(1,771)
Write-off of PPE and intangible assets (notes 10 and 11)	(9,870)	2,176	(2,216)	1,902
Estimated (Loss)/reversal in inventories (1)	(46,612)	(404,373)	(24,232)	(156,013)
Idleness in stocks and paralyzed equipment (2)	(52,752)	(144,193)	(47,251)	(144,193)
Studies and project engineering expenses	(9,400)	(8,940)	(2,382)	(3,680)
Healthcare plan expenses	(25,821)	(26,705)	(25,345)	(26,382)
Cash flow hedge accounting realized (nota 13) (3)		(930,523)		(353,203)
Actual pension plan	(11,437)		(10,687)
Other expenses	(127,394)	(112,345)	(85,000)	(43,710)
	(392,460)	(1,760,537)	(228,627)	(790,485)
Other operating income (expenses), net	(295,992)	(1,665,808)	(148,366)	(742,538)

(1)	Refers substantially to losses incurred in the production process at the Presidente Vargas Plant ("UPV") and losses in inventories.
(2)	Operational idleness due to interventions in the sintering process that impacted crude steel production.
(3)	In the Parent Company, it is the realization of a Cash Flow Hedge in the amount of R$13,271 and in the Consolidated Sector, the realization of a Hedging of Cash flow of R$12,222 and Platts Hedge of R$6,031.

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

26.	FINANCIAL INCOME (EXPENSES)

		Consolidated		Parent Company
	03/31/2024	03/31/2023	03/31/2024	03/31/2023
Financial income
Related parties (Note 20 a)	52,833	54,429	57,966	72,415
Income from financial investments	211,058	194,545	33,989	30,557
Updated shares – Fair value through profit or loss (Note 13.d)	57,830	66,876	57,830	66,876
Interest and fines	13,594	23,888	8,449
Other income	99,044	5,081	95,267	20,476
	434,359	344,819	253,501	190,324

Financial expenses
Borrowings and financing - foreign currency (note 12)	(480,099)	(302,226)	(69,460)	(36,556)
Borrowings and financing - local currency (note 12)	(482,077)	(502,789)	(308,661)	(283,461)
Capitalised interest (note 10)	37,680	44,198	15,104	17,505
Related parties (Note 20 a)	(1,471)	(2,062)	(45,124)	(61,294)
Lease liabilities	(10,457)	(17,271)	(2,483)	(256)
Interest and fines	(115,364)	(100,896)	(114,184)	(85,203)
Interest on drawn/forfaiting risk operations	(22,352)	(138,363)	(100)	(138,363)
(-) Adjustment present value of trade payables	(91,783)	(80,996)	(60,930)	(62,370)
Commission, bank fees, Guarantee and bank fees	(47,465)	(45,032)	(25,041)	(21,284)
PIS/COFINS over financial income	(37,188)	(18,290)	(16,081)	(3,574)
Other financial expenses	(168,051)	(123,421)	(5,839)	(29,874)
	(1,418,627)	(1,287,148)	(632,799)	(704,730)
Others financial items, net
Foreign exchange and monetary variation, net	(25,666)	(269,162)	1,341	(46,760)
Gains and (losses) on exchange derivatives (*)	(114,593)	21,864	(15,780)	(40,172)
	(140,259)	(247,298)	(14,439)	(86,932)
	(1,558,886)	(1,534,446)	(647,238)	(791,662)

Financial income (expenses), net	(1,124,527)	(1,189,627)	(393,737)	(601,338)

(*) Statement of gains and (losses) on derivative transactions (note 13.c)
Dollar - to - real NDF
Exchange rate swap Real x Dollar	12,624
Exchange rate swap Dollar x Euro	9,282	(40,172)
Interest rate swap CDI x IPCA	(2,314)	43,143	(13,466)
Exchange rate swap CDI x Dollar	(134,185)	18,893	(2,314)	(40,172)
	(114,593)	21,864	(15,780)	(40,172)

27.	SEGMENT INFORMATION

Results by segment

For the purpose of preparing and presenting the information by business segment, Management decided to maintain the proportional consolidation of the jointly controlled entities as historically presented. For purposes of reconciliation of the consolidated result, the amounts recorded by these companies are not included in the “Corporate expenses/elimination” column.

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

								03/31/2024
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	3,739,942	427,891	84,170	671,889	103,953	1,079,229	(1,139,841)	4,967,234
Foreign market	1,644,307	2,395,500					705,951	4,745,758
Cost of sales and services (note 24)	(5,175,397)	(1,916,131)	(66,695)	(367,598)	(83,859)	(800,029)	909,903	(7,499,808)
Gross profit	208,852	907,260	17,474	304,291	20,094	279,200	476,013	2,213,184
General and administrative expenses (note 24)	(323,005)	(82,424)	(2,905)	(59,196)	(14,615)	(177,793)	(745,479)	(1,405,417)
Other operating (income) expenses, net (note 25)	(160,432)	(58,803)	1,106	37,757	5,973	(50,939)	(70,653)	(295,991)
Equity in results of affiliated companies (note 9)							78,695	78,695
Operating result before Financial Income and Taxes	(274,584)	766,033	15,675	282,852	11,452	50,468	(261,424)	590,471

Sales by geographic area
Asia		2,134,631					705,951	2,840,583
North America	424,006							424,006
Latin America	7,300							7,300
Europe	1,213,001	171,057						1,384,058
Others		89,812						89,812
Foreign market	1,644,307	2,395,500					705,951	4,745,758
Domestic market	3,739,942	427,891	84,170	671,889	103,953	1,079,229	(1,139,841)	4,967,234
Total	5,384,249	2,823,391	84,170	671,889	103,953	1,079,229	(433,890)	9,712,992

								03/31/2023
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	3,945,649	282,277	69,903	519,007	139,437	1,119,131	(846,688)	5,228,716
Foreign market	1,831,211	3,859,163					399,600	6,089,974
Cost of sales and services (note 23)	(5,021,041)	(2,246,834)	(59,478)	(339,692)	(123,518)	(959,623)	676,710	(8,073,476)
Gross profit	755,819	1,894,606	10,425	179,315	15,919	159,508	229,622	3,245,214
General and administrative expenses (note 23)	(313,076)	(126,359)	(2,015)	(42,819)	(12,629)	(96,274)	(427,222)	(1,020,394)
Other operating (income) expenses, net (note 25)	(627,475)	(636,454)	3,498	10,568	4,019	(38,263)	(381,701)	(1,665,808)
Equity in results of affiliated companies (note 9)							21,509	21,509
Operating result before Financial Income and Taxes	(184,732)	1,131,793	11,908	147,064	7,309	24,971	(557,792)	580,521

Sales by geographic area
Asia		3,769,149					399,600	4,168,749
North America	402,491							402,491
Latin America	46,759							46,759
Europe	1,381,961	90,014						1,471,975
Foreign market	1,831,211	3,859,163					399,600	6,089,974
Domestic market	3,945,649	282,277	69,903	519,007	139,437	1,119,131	(846,688)	5,228,716
Total	5,776,860	4,141,440	69,903	519,007	139,437	1,119,131	(447,088)	11,318,690

28.	ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information about transactions related to the statement of cash flows:

		Consolidated		Parent Company
	03/31/2024	03/31/2023	03/31/2024	03/31/2023
Income tax and social contribution paid	243,224	349,970	1,865
Addition to PP&E with interest capitalization (notes 10 and 26)	37,680	44,198	15,104	17,505
Remeasurement and addition – Right of use (note 10 i)	100,900	51,841	82	3,907
Addition to PP&E without adding cash	15,967	9,993
Capitalization in associate with no cash effect	118,000		118,000
	515,771	456,002	135,051	21,412

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

29.	STATEMENT OF COMPREHENSIVE INCOME

Consolidated	
	Three months ended	
	03/31/2024	03/31/2023
Profit for the period/(Loss)	**(479.662)**	**(822.548)**
Other comprehensive income		
Items that will not be subsequently reclassified to the statement of income		
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	(277)	679
	(277)	**679**
Items that could be subsequently reclassified to the statement of income		
Cumulative translation adjustments for the year	29.147	(28.802)
(Loss)/gain cash flow hedge, net of taxes	(313.985)	313.746
Cash flow hedge reclassified to income upon realization, net of taxes	(8.759)	233.114
(Loss)/gain cash flow hedge accounting, net taxes, from investments in subsidiaries	820.529	180.618
	526.932	**698.676**
	526.655	**699.355**
Comprehensive income for the year	**46.993**	**(123.193)**
Attributable to:		
Controlling shareholders	(229.171)	(263.616)
Earnings attributable to the non-controlling interests	276.164	140.423
	46.993	**(123.193)**

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company	
	Three months ended	
	03/31/2024	03/31/2023
Profit for the period/(Loss)	**(589.701)**	**(926.396)**
Other comprehensive income		
Items that will not be subsequently reclassified to the statement of income		
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	(278)	672
	(278)	**672**
Items that could be subsequently reclassified to the statement of income		
Cumulative translation adjustments for the year	29.147	(28.802)
(Loss)/gain cash flow hedge, net of taxes	(313.985)	313.746
Cash flow hedge reclassified to income upon realization, net of taxes	(8.759)	233.114
(Loss)/gain cash flow hedge accounting – "Platts" in subsidiaries, net of taxes	654.405	144.050
	360.808	**662.108**
	360.530	**662.780**
Comprehensive income for the year	**(229.171)**	**(263.616)**

30.	SUBSEQUENT EVENTS

15th Issuance of Debentures

COMPANHIA SIDERÚRGICA NACIONAL ("Company") hereby announces that the Board of Directors has approved its 15th issuance of simple, non-convertible debentures, of the unsecured type, in up to two series, in the total amount of R$ 800,000,000.00 (eight hundred million reais). The Issuance will be subject to a public offering, under the automatic registration of the Resolution of the Brazilian Securities and Exchange Commission ("CVM") No. 160 and will meet the requirements of article 2 of Law No. 12,431, with the transaction is expected to be settled on May 8, 2024.

The First Series Debentures will have a maturity of ten (10) years and the Second Series Debentures will have a term of 15 (fifteen) years. The net proceeds raised by the Company through the Debentures will be used exclusively for future payment and/or reimbursement of expenses, expenses and/or debts related to the implementation of the Infrastructure investment project in the logistics and transportation sector presented by Transnordestina Logística S.A.

Signing of an exclusivity agreement for the acquisition of shares of InterCement Participações S.A.

COMPANHIA SIDERÚRGICA NACIONAL ("Company") signed on May 1, 2024 an agreement providing for exclusivity in the possible in the possible acquisition of shares representing 100% of the share capital of InterCement Participações S.A., and consequently of its subsidiaries, until of its subsidiaries, until July 12, 2024; after an official offer has been made, which is currently being evaluated by the respective sellers, within the scope of the agreement. evaluation by the respective sellers, in the context of a competitive process that is still underway, and its provisions confidential provisions describe a series of conditions precedent for defining the terms and conditions of any transaction and its potential implementation, which are customary in operations of a similar nature, including, expressly, prior approval of the Administrative Council for Economic Defense - CADE, should binding documents be signed.

To date, no binding documents have been signed with any counterparty that generate an obligation or commitment to carry out the potential transaction.

Payment of interim dividends based on shareholder position as of May 14, 2024

COMPANHIA SIDERÚRGICA NACIONAL ("Company"), through its Board of Directors, approved, at a meeting held on May 9, 2024, the distribution to shareholders of interim dividends to the profit reserve account, in the amount of R$950,000,000.00

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

(nine hundred and fifty million reais), corresponding to R$0.716389666 per share of the Company's share capital in circulation on this date. The dividends will be paid until May 29, 2024, and will be calculated and credited based on the Shareholders' positions on May 14, 2024.

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Independent auditor's report on review the individual and consolidated interim financial information.

To the Shareholders, Directors and Managers of

Companhia Siderúrgica Nacional

Sao Paulo-SP

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Siderúrgica Nacional ("Company"), contained in the Quarterly Information Form - ITR for the quarter ended March 31, 2024, which comprise the balance sheet as of March 31, 2024 and the related statements of income, comprehensive income, for three eriod then ended and changes in shareholder’s equity and cash flows for the tree-month period then ended, including a summary of significant accounting policies and notes.

The Company's management is responsible for preparing and presenting the individual and consolidated interim financial information, in accordance with technical pronouncement NBC TG 21 - Interim Financial Statements and with the international accounting standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards for reviewing interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Entity Auditor and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is significantly less than that of an audit conducted in accordance with auditing standards and, as a result, did not enable us to obtain assurance that we have taken knowledge of all significant matters that could be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, we are not aware of any fact which leads us to believe that the individual and consolidated interim financial information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34, applicable to the preparation of the Quarterly Information - ITR, and presented in accordance with the rules issued by the Brazilian Securities and Exchange Commission.

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Other matters

Statement of Value Added

The aforementioned quarterly information includes the individual and consolidated Statements of Value Added (DVA), referring to the tree month period ended March 31, 2024, prepared under the responsibility of the Company's management and presented as supplementary information for IAS purposes 34. These statements were submitted to review procedures performed in conjunction with the review of the Company's quarterly information - ITR -, in order to conclude whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in NBC TG 09 - "Demonstration of Added Value". Based on our review, we are not aware of any facts that lead us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in this standard and in a manner consistent with the interim financial information, individual and consolidated, taken together.

Barueri, May 29, 2024.

Mazars Auditores Independentes - Sociedade Simples Ltda.

CRC 2 SP023701/O-8

Danhiel Augusto Reis

CRC 1SP254522/O-0

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 27, paragraph 1º, item VI, and Article 31, paragraph 1º, item II of CVM Instruction 80, of March 29, 2022, that we reviewed, discussed and agreed with the Company’s Financial Statements for the quarter ended March 31,2024.

São Paulo, May 09, 2024.

Benjamin Steinbruch

CEO

Antonio Marco Campos Rabello

Executive Officer – CFO and Investors Relations

David Moise Salama

Executive Officer

Luis Fernando Barbosa Martinez

Executive Officer

Stephan Heinz Josef Victor Weber

Executive Officer

Alexandre de Campos Lyra

Executive Officer

Quarterly Financial Information – March 31, 2024 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 27, paragraph 1º, item V and Article 31, paragraph 1º, item II of CVM Instruction 80, of March 29,2022, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the quarter ended March 31,2024.

São Paulo, May 09, 2024.

Benjamin Steinbruch

CEO

Antonio Marco Campos Rabello

Executive Officer – CFO and Investors Relations

David Moise Salama

Executive Officer

Luis Fernando Barbosa Martinez

Executive Officer

Stephan Heinz Josef Victor Weber

Executive Officer

Alexandre de Campos Lyra

Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 29, 2024

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.